SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 19, 2021

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, October 19, 2021 regarding “Third quarter report 2021”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: October 19, 2021

Third quarter report 2021

Stockholm, October 19, 2021

Third quarter highlights

•

Group organic sales declined by -1% YoY. Sales in Mainland China in Networks and Digital Services declined by SEK -3.6 b. impacting the growth rate by -6%. Some impact was seen from disturbances in the supply chain. Reported sales were SEK 56.3 (57.5) b.

•

Gross margin excl. restructuring charges improved to 44.0% (43.2%) mainly driven by increased and partly retroactive IPR revenues and the acquired Cradlepoint business. Operational leverage continued to be strong in Networks. Reported gross margin was 44.0% (43.1%).

•

EBIT margin excl. restructuring charges increased slightly to 15.7% (15.6%). Reported EBIT increased to SEK 8.8 b. (15.7%) from SEK 8.6 b. (15.0%). EBIT was supported by a market revaluation of investments and an impairment write-off, amounting to SEK 0.4 b.

•	Organic sales development in Networks was stable YoY. The quarter was impacted by market share loss in Mainland China. Reported EBIT margin was 23.7% (22.0%).

•	Reported net income was SEK 5.8 (5.6) b.

•	Free cash flow before M&A was SEK 13.0 (3.9) b. driven primarily by strong cash collection. Net cash per September 30, 2021 was SEK 55.7 b. compared with SEK 41.5 b. per September 30, 2020.

•	Investor Update (Nov. 9) will be postponed into next year with the intent to host a full-day, in-person CMD with the entire executive management present.

SEK b.	Q3 2021	Q3 2020	YoY change	Q2 2021	QoQ change	Jan-Sep 2021	Jan-Sep 2020	YoY change
Net sales	56.3	57.5	-2%	54.9	2%	161.0	162.8	-1%
Sales growth adj. for comparable units and currency ¹	—	—	-1%	—	—	—	—	6%
Gross margin ¹	44.0%	43.1%	—	43.4%	—	43.4%	40.2%	—
EBIT	8.8	8.6	2%	5.8	52%	19.9	16.8	19%
EBIT margin ¹	15.7%	15.0%	—	10.6%	—	12.4%	10.3%	—
Net income	5.8	5.6	4%	3.9	48%	12.8	10.4	23%
EPS diluted, SEK	1.73	1.61	7%	1.10	57%	3.79	3.00	26%
Measures excl. restructuring charges ¹
Gross margin excluding restructuring charges	44.0%	43.2%	—	43.4%	—	43.5%	40.7%	—
EBIT excluding restructuring charges	8.8	9.0	-1%	5.8	52%	20.0	18.1	10%
EBIT margin excluding restructuring charges	15.7%	15.6%	—	10.6%	—	12.4%	11.1%	—
Free cash flow before M&A	13.0	3.9	229%	4.1	218%	18.6	9.5	96%
Net cash, end of period	55.7	41.5	34%	43.7	27%	55.7	41.5	34%

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

1 Ericsson | Third quarter report 2021

CEO comments

We continue to win footprint across our business by leveraging our competitive 5G portfolio. The 5G contracts now awarded by all three tier-1 US carriers are the largest in Ericsson’s history. Gross margin2 was further strengthened, both sequentially and year over year and reached 44.0% (43.2%). EBIT margin2 reached 15.7%, and free cash flow before M&A was SEK 13.0 b. Through continuous measures for global supply chain resilience, we avoided customer impact during the first half of the year. However, late in Q3 we saw some impact on sales from disturbances in the supply chain, and such issues will continue to pose a risk. While we continued to gain share in a growing market, the expected sales reduction in Mainland China, lower variable sales in Managed Services and some supply chain disturbances, led to a negative organic sales1 development of -1%.

Networks sales1 were stable YoY, despite considerably lower volumes from Mainland China, reflecting market share gains in other markets. Excluding sales in Mainland China, Networks sales1 increased by 8% in the third quarter compared to the same period last year. However, late in Q3 we experienced some impact on sales from disturbances in the supply chain, and such issues will continue to pose a risk. Gross margin2 improved to 47.8% (46.7%), driven by operational leverage and higher IPR revenues.

Digital Services sales1 grew by 1% despite a stark sales reduction in Mainland China. Excluding sales in Mainland China, Digital Services sales1 increased by 6% in the third quarter compared to the same period last year. We are starting to see initial revenues from 5G contracts, driving growth in our Core business. Gross margin2 was 42.3% (43.5%), impacted mainly by initial deployment costs in cloud native 5G Core projects. We continue to increase our R&D investments in the 5G portfolio, including Core and orchestration, further strengthening our competitive position. With increasing sales in combination with a higher share of software sales, we expect profitability to gradually improve and over time exceed our original target of EBIT margin2 of 10%-12%.

As a consequence of the reduced market share in Mainland China we are planning to resize our sales and delivery organization in the country, starting in Q4, adding to our restructuring charges.

We increased IPR revenues to SEK 2.6 (2.2) b. driven by new agreements, with retroactive impact, confirming our IPR position. With the significant value of our broad patent portfolio and strong position in 5G, reaffirmed by the recent agreement with Samsung, we believe we are well positioned to conclude pending and future patent license renewals. As communicated in the past, the timing of agreement renewals may cause temporary gaps in IPR revenues.

We continue to improve our Ethics and Compliance program in accordance with our strategy and activities based on input from our independent compliance monitor. Such initiatives and activities have enabled the strengthening of an integrity-based culture, compliance governance and anti-corruption internal controls. We are firmly committed to continuously develop and improve in the years to come to ensure a sustainable compliance program.

We continue to strengthen our sustainability work. Supporting our customers by improving energy efficiency in our products as well as reducing our own carbon emissions has been crucial for our success in recent years. In the quarter, we signed a USD 2 b. sustainability-linked revolving credit facility, further integrating our sustainability ambitions by linking our climate action targets to our financial activities.

We continue to see results of our strategy to improve flexibility, reduce sensitivity to business mix and lower the working capital. Free cash flow before M&A amounted to SEK 13.0 (3.9) b. in the third quarter, supported by strong cash collection including some customer pre-payments.

5G for Enterprise provides an exciting opportunity for Ericsson. The acquired Cradlepoint business is developing favorably, contributing to gross margin improvement for the Group in the quarter. Building on the strong foundations of our core business we will continue to invest in the Enterprise business, aiming at Enterprise becoming a sizeable part of Ericsson’s business in a few years.

Stay healthy and well.

Börje Ekholm

President and CEO

[1]	Sales adjusted for comparable units and currency
[2]	Excluding restructuring charges

2 Ericsson | Third quarter report 2021	CEO comments

Financial highlights

Net sales development

SEK b.	Q3 2021	Q3 2020	YoY change	YoY adj.¹	Q2 2021	Jan-Sep 2021	Jan-Sep 2020	YoY change	YoY adj.¹
Networks	40.6	41.7	-3%	0%	39.9	116.7	116.6	0%	8%
Digital Services	8.6	8.7	-1%	1%	7.9	23.4	24.7	-5%	1%
Managed Services	5.0	5.5	-8%	-7%	5.1	15.0	16.8	-10%	-5%
Emerging Business and Other	2.0	1.6	26%	4%	2.1	5.8	4.8	22%	9%

Total	56.3	57.5	-2%	-1%	54.9	161.0	162.8	-1%	6%

[1]	Sales growth adjusted for comparable units and currency. Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Group reported sales were SEK 56.3 (57.5) b. Sales adjusted for comparable units and currency declined by -1% YoY, with growth in two of the five market areas. Sales in Mainland China in Networks and Digital Services declined by SEK -3.6 b. impacting the growth rate adjusted for comparable units and currency by -6%.

IPR licensing revenues increased to SEK 2.6 (2.2) b., driven by patent agreements signed early in the quarter. The agreements include retroactive revenues for unlicensed periods prior to signing.

Networks sales adjusted for comparable units and currency were stable YoY. Sales increased in North America as well as in Europe and Latin America. Sales in Mainland China were SEK -3.2 b. lower YoY, impacting the growth rate adjusted for comparable units and currency by -8%. Networks accounted for 72% (72%) of total sales.

Digital Services sales adjusted for comparable units and currency grew by 1% YoY, with growth in two market areas. Sales in Mainland China were SEK -0.4 b. lower YoY, impacting the growth rate adjusted for comparable units and currency by -5%. Digital Services share of total sales was 15% (15%).

Managed Services sales adjusted for comparable units and currency decreased by -7% YoY, mainly due to reduced variable sales and contract exits mainly in Europe. Managed Services share of total sales was 9% (10%).

Emerging Business and Other sales adjusted for comparable units and currency increased by 4%, primarily in iconectiv. Emerging Business and Other share of total sales was 4% (3%).

Income and margin development

SEK b.	Q3 2021	Q3 2020	YoY change	Q2 2021	QoQ change	Jan-Sep 2021	Jan-Sep 2020	YoY change
Net sales	56.3	57.5	-2%	54.9	2%	161.0	162.8	-1%
Gross income	24.8	24.8	0%	23.9	4%	69.9	65.5	7%
Gross margin	44.0%	43.1%	—	43.4%	—	43.4%	40.2%	—
Research and development (R&D) expenses	-10.2	-10.1	—	-10.5	—	-30.2	-29.3	—
Selling and administrative expenses	-6.2	-6.0	—	-7.0	—	-19.3	-19.3	—
Impairment losses on trade receivables	0.0	0.0	—	0.1	—	-0.1	-0.1	—
Other operating income and expenses	0.5	0.1	—	-0.6	—	-0.1	0.3	—
Share in earnings of JV and associated companies	-0.1	-0.1	—	-0.1	—	-0.3	-0.2	—
EBIT	8.8	8.6	2%	5.8	52%	19.9	16.8	19%
of which Networks	9.6	9.2	5%	8.6	11%	25.5	20.2	26%
of which Digital Services	-0.8	-0.6	—	-1.6	—	-3.9	-2.7	—
of which Managed Services	0.4	0.5	-21%	0.4	-7%	1.1	1.2	-4%
of which Emerging Business & Other	-0.4	-0.4	—	-1.7	—	-2.8	-1.9	—
EBIT margin	15.7%	15.0%	—	10.6%	—	12.4%	10.3%	—
Financial income and expenses, net	-0.6	0.1	—	-0.5	—	-1.6	-0.5	—
Income tax	-2.5	-3.2	—	-1.5	—	-5.5	-5.9	—
Net income	5.8	5.6	4%	3.9	48%	12.8	10.4	23%
Restructuring charges	0.0	-0.3	—	0.0	—	-0.1	-1.3	—
Measures excl. restructuring charges and other items affecting comparability ¹
Gross margin excluding restructuring charges	44.0%	43.2%	—	43.4%	—	43.5%	40.7%	—
EBIT margin excluding restructuring charges	15.7%	15.6%	—	10.6%	—	12.4%	11.1%	—
EBITA excluding restructuring charges	9.3	9.3	0%	6.1	51%	21.0	19.1	10%
EBITA margin excluding restructuring charges	16.5%	16.2%	—	11.1%	—	13.1%	11.7%	—

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

3 Ericsson | Third quarter report 2021	Financial highlights

Gross margin

Reported gross margin was 44.0% (43.1%). Gross margin excluding restructuring charges increased to 44.0% (43.2%) driven mainly by increased IPR revenues and the acquired Cradlepoint business. Networks gross margin in the quarter was supported by continued strong operational leverage. Gross margin declined in Digital Services YoY due to higher initial deployment costs for the cloud native 5G Core portfolio and in Managed Services due to reduced variable sales.

Sequentially, reported gross margin increased to 44.0% from 43.4%, driven mainly by improved margin in Digital Services due to a higher share of software sales, while Q2 was negatively impacted by a write-down for pre-commercial product investments for the Chinese market. Gross margin was positively impacted by IPR licensing revenues related to patent agreements signed in the quarter.

Research and development (R&D) expenses

R&D expenses amounted to SEK -10.2 (-10.1) b. R&D expenses increased in Digital Services due to increased investments in the cloud native 5G Core portfolio and in Emerging Business and Other as a result of the acquired Cradlepoint business. The increase was partly offset by lower discretionary spending.

Selling and administrative (SG&A) expenses

SG&A expenses were SEK -6.2 (-6.0) b. The increase is mainly due to the acquired Cradlepoint business.

Revaluation of customer financing was SEK 0.1 (0.0) b.

Impairment losses on trade receivables

Impairment losses on trade receivables were SEK 0.0 (0.0) b.

Other operating income and expenses

Other operating income and expenses was SEK 0.5 (0.1) b. The quarter was positively impacted by SEK 0.4 b. through a net of positive fair market revaluation of Ericsson Ventures investments and an impairment write-off.

Share in earnings of JVs and associated companies was SEK -0.1 (-0.1) b.

Restructuring charges

Restructuring charges amounted to SEK 0.0 (-0.3) b.

EBIT

Reported EBIT improved to SEK 8.8 (8.6) b. EBIT excluding restructuring charges was SEK 8.8 (9.0) b. corresponding to an EBIT margin excluding restructuring charges of 15.7% (15.6%). The increase was driven mainly by Networks.

Sequentially, reported EBIT increased to SEK 8.8 b. from SEK 5.8 b., driven by retroactive IPR revenues as well as improved EBIT in Networks, Digital Services and in Emerging Business and Other from increased sales and lower operating expenses.

EBITA

EBITA improved to SEK 9.3 (9.0) b. YoY. EBITA excluding restructuring charges was stable at SEK 9.3 (9.3) b. corresponding to an EBITA margin excluding restructuring charges of 16.5% (16.2%).

4 Ericsson | Third quarter report 2021	Financial highlights

Financial income and expenses, net

Reported financial net was SEK -0.6 (0.1) b. The strengthened USD to SEK resulted in a negative currency hedge effect of SEK -0.3 (0.3) b.

Sequentially, financial net decreased by SEK -0.1 b. to SEK -0.6 b. The currency hedge effect was SEK -0.3 b. in the quarter, versus SEK 0.1 b. in the second quarter. The USD strengthened against the SEK between June 30, 2021 (SEK/USD rate 8.51) and September 30, 2021 (SEK/USD rate 8.80).

Taxes

Taxes were SEK -2.5 (-3.2) b. The effective tax rate in Q3 was 30% compared with 27% in Q2 2021, mainly due to the market mix in the quarter.

Net income

Net income improved to SEK 5.8 (5.6) b. and EPS diluted improved to SEK 1.73 (1.61) YoY, driven by improved EBIT.

Employees

The number of employees on September 30, 2021, was 102,203 compared with 101,624 on June 30, 2021. The increase relates mainly to research and development.

Financial highlights, year to date (Jan-Sep) development

Reported sales decreased by -1%. Sales adjusted for comparable units and currency increased by 6% driven primarily by sales in market area North America and in Europe and Latin America. Networks sales adjusted for comparable units and currency increased by 8%, and Digital Services increased by 1%. Sales in Mainland China in Networks and Digital Services declined by SEK -5.8 b., impacting the Group growth rate adjusted for comparable units and currency by -4%, with the same impact in Networks and Digital Services. Sales adjusted for comparable units and currency increased by 9% in Emerging Business and Other, while Managed Services declined by -5%.

Reported gross margin increased to 43.4% (40.2%), driven primarily by strengthened operational leverage in Networks.

Reported EBIT increased to SEK 19.9 (16.8) b. as a result of improved gross income.

Reported EBITA increased to SEK 21.0 (17.7) b. EBITA excluding restructuring charges was SEK 21.0 (19.1) b. corresponding to an EBITA margin excluding restructuring charges of 13.1% (11.7%).

Net income year to date improved to SEK 12.8 (10.4) b. with the improved gross income partly offset by the financial net.

5 Ericsson | Third quarter report 2021	Financial highlights

Planning assumptions

Market related

•	The global RAN market is estimated to grow by 13% (10%) in 2021, with Mainland China expected to grow by 13% (11%), North America by 15% (12%) and Europe by 10% (9%). Source: Dell’Oro Mobile RAN report, August 2021. (Previous forecast within brackets).

•	The global RAN market is estimated to grow by 2% in 2022, and by 3% excluding Mainland China.

Source: Dell’Oro Mobile RAN 5-Year Forecast, July 2021.

Ericsson related

Net sales

Networks and Digital Services:

•	In Q3 2021, sales in Mainland China were SEK 1.3 (5.0) b.

In Q4 2020, sales in Mainland China were SEK 4.6 b.

•	The disturbance in the global supply chain, including shortage of individual components, will continue to pose a risk for impact on sales in Networks.

•	The annualized revenues from the current portfolio of IPR contracts are approximately SEK 7 b. As key contracts are approaching expiry, IPR revenues may be impacted until contracts are renewed.

Gross margin

•	Gross margin will vary by quarter depending on business mix and seasonality; thus, a rolling four quarter gross margin gives a more relevant view of the margin development.

R&D and SG&A expenses

•	Operating expenses typically increase between Q3 and Q4 due to seasonality, however, with large variations.

EBIT

•	Digital Services: break-even is expected in Q4 2021 isolated.

Restructuring charges

•	Restructuring charges are estimated to be approximately 1% of sales per year on average.

Currency exposure

•	Rule of thumb: A change by 10% of USD to SEK would have an impact of approximately +/-5% on net sales and approximately +/-1 percentage point on EBIT margin.

Cradlepoint

•	Group EBIT margin is expected to be negatively impacted by approximately -1 percentage point until the end of 2022.

6 Ericsson | Third quarter report 2021	Planning assumptions

Market area sales

SEK b.	Q3 2021	Q3 2020	YoY change	YoY adj.¹	Q2 2021	QoQ change	Jan-Sep 2021	YoY change
South East Asia, Oceania and India	6.5	7.8	-17%	-16%	7.1	-9%	20.2	0%
North East Asia	5.7	8.8	-35%	-33%	7.1	-20%	19.3	-6%
North America	20.2	18.4	10%	13%	18.0	12%	55.2	1%
Europe and Latin America	14.4	13.3	8%	9%	14.0	3%	41.0	6%
Middle East and Africa	5.0	5.5	-10%	-8%	4.5	12%	13.8	-18%
Other²	4.6	3.7	26%	—	4.3	7%	11.4	-4%
Total	56.3	57.5	-2%	-1%	54.9	2%	161.0	-1%

[1]	Sales growth adjusted for comparable units and currency.
[2]	Market area “Other” includes primarily IPR licensing revenues and the major part of segment Emerging Business and Other.

Sales breakdown by market area by segment is available at the end of this report.

•	Continued strong growth in North America and in Europe and Latin America.

•	Organic growth in Latin America and Africa after a period of decline.

•	Growth in IPR revenues.

South East Asia, Oceania and India

Currency adjusted sales decreased by -16% YoY. Networks sales declined YoY due to accelerated rollouts in the second half of 2020, and timing of orders in 2021. Sales declined YoY in Digital Services due to timing of orders and project milestones. Managed Services declined YoY, mainly due to contract renegotiations and timing of variable sales. Reported sales decreased by -17%.

North East Asia

Currency adjusted sales declined by -33% YoY. Sales declined YoY in Networks and Digital Services due to loss of market share in Mainland China. Sales in other parts of the market area increased due to timing of orders and project milestones. Reported sales declined by -35%.

North America

Currency adjusted sales increased by 13% YoY. Sales growth was driven by strong demand for 5G Networks solutions. Reported sales increased by 10%.

Europe and Latin America

Currency adjusted growth was 9% YoY with 5% growth in Europe and 29% in Latin America. Sales in both Networks and Digital Services continued to grow as a result of market share gains, while sales decreased in Managed Services YoY due to earlier decisions on contract exits and rescoping of contracts. Reported sales increased by 8%.

Middle East and Africa

Currency adjusted sales declined by -8% YoY. Sales declined YoY in Networks primarily due to timing of 5G investments in the Middle East. Sales in Africa returned to growth during the quarter. Digital Services sales grew YoY due to strong software upgrades in the African market. Managed Services sales declined YoY due to renegotiations of scope and delays in contract signing. Reported sales decreased by -10%.

Other

IPR licensing revenues increased to SEK 2.6 (2.2) b., driven by patent agreements signed early in the quarter. The agreements include retroactive revenues for unlicensed periods prior to signing.

Sequentially, IPR licensing revenues increased to SEK 2.6 b. from SEK 2.3 b.

7 Ericsson | Third quarter report 2021	Market area sales

Segment results

Segment Networks

SEK b.	Q3 2021	Q3 2020	YoY change	Q2 2021
Net sales	40.6	41.7	-3%	39.9
Of which IPR licensing revenues	2.1	1.8	21%	1.9
Sales growth adj. for comparable units and FX	—	—	0%	—
Gross income	19.4	19.4	0%	19.1
Gross margin	47.8%	46.5%	—	47.9%
EBIT	9.6	9.2	5%	8.6
EBIT margin	23.7%	22.0%	—	21.7%
Restructuring charges	0.0	-0.3	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	47.8%	46.7%	—	47.9%
EBIT excl. restructuring charges	9.6	9.4	2%	8.7
EBIT margin excl. restructuring charges	23.7%	22.7%	—	21.7%

Breakdown of sales into products, services and IPR licensing is available in note 3.

•	Stable sales adjusted for comparable units and currency.

•	Double-digit growth in North America and in Europe and Latin America.

•	EBIT margin at 23.7% driven by operational leverage.

Net sales

Sales adjusted for comparable units and currency were stable, with double-digit growth in North America and in Europe and Latin America, and a sales decline in the other market areas mainly due to timing of orders and project milestones. Sales in North East Asia were impacted by a decline of SEK -3.2 b. YoY in Mainland China, impacting the growth rate adjusted for comparable units and currency by -8%. Growth was mainly driven by product sales. Reported sales declined by -3% YoY.

Sequentially, reported sales increased by 2%, driven by growth in North America, Europe and Latin America and in Middle East and Africa, partly offset by decline in South East Asia, Oceania and India and in North East Asia due to timing of orders and project milestones on the back of a seasonally strong second quarter.

Gross margin

Reported gross margin increased to 47.8% (46.5%), supported by operational leverage and higher IPR revenues.

Reported gross margin was stable QoQ with continued operational leverage and a positive impact from IPR revenues.

EBIT

Reported EBIT increased to SEK 9.6 (9.2) b. increasing the EBIT margin to 23.7% (22.0%). The increase was primarily due to higher IPR revenues and seasonally lower operating expenses. Moreover, Q3 2020 was impacted by restructuring charges. EBIT margin excluding restructuring charges increased to 23.7% (22.7%).

Sequentially, reported EBIT increased to SEK 9.6 b. from SEK 8.6 b. EBIT margin increased to 23.7% from 21.7%, due to seasonally higher sales, improved gross income and lower operating expenses.

Net sales rolling four quarters were SEK 166.1 b. and EBIT margin rolling four quarters excluding restructuring charges was 21.7%.

8 Ericsson | Third quarter report 2021	Segment results

Segment Digital Services

SEK b.	Q3 2021	Q3 2020	YoY change	Q2 2021
Net sales	8.6	8.7	-1%	7.9
Of which IPR licensing revenues	0.5	0.4	21%	0.4
Sales growth adj. for comparable units and FX	—	—	1%	—
Gross income	3.6	3.8	-4%	3.0
Gross margin	42.2%	43.4%	—	37.9%
EBIT (loss)	-0.8	-0.6	—	-1.6
EBIT margin	-9.5%	-6.8%	—	-19.9%
Restructuring charges	0.0	-0.1	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	42.3%	43.5%	—	37.9%
EBIT (loss) excl. restructuring charges	-0.8	-0.5	—	-1.6
EBIT margin excl. restructuring charges	-9.5%	-5.8%	—	-19.8%

Breakdown of sales into products, services and IPR licensing is available in note 3.

•	Sales adjusted for comparable units and currency grew by 1% YoY.

•	Strong business momentum in the cloud native 5G Core portfolio with initial revenues in the quarter.

•	Gross margin impacted by initial deployment costs for the cloud native 5G Core portfolio.

Net sales

Sales adjusted for comparable units and currency increased by 1% YoY, with growth in North America and in Europe and Latin America. Sales declined in South East Asia, Oceania and India due to timing of orders and project milestones. Sales in Mainland China decreased by SEK -0.4 b. YoY, impacting the growth rate adjusted for comparable units and currency by -5%. Reported sales decreased by -1% YoY.

Sequentially, reported sales increased by 9%, driven by sales increase in Middle East and Africa, North America as well as in South East Asia, Oceania and India. Sales declined QoQ in Europe and Latin America due to timing of orders and project milestones. Sales in North East Asia were stable.

Gross margin

Reported gross margin decreased to 42.2% (43.4%) primarily due to initial deployment costs for the cloud native 5G Core portfolio.

Reported gross margin increased to 42.2% from 37.9% QoQ. Gross margin was positively impacted by a higher share of software sales and a positive impact from IPR revenues. In Q2 2021 gross margin was negatively impacted by -3.6 percentage points, due to a write-down for pre-commercial products related to the Chinese market.

EBIT (loss)

Reported EBIT (loss) was SEK -0.8 (-0.6) b. with an EBIT margin of     -9.5% (-6.8%). Operating expenses increased, mainly due to acceleration of R&D investments in the cloud native 5G portfolio.

Sequentially, reported EBIT improved by SEK 0.7 b. to SEK -0.8 b. due to seasonally higher sales and improved gross margin.

Net sales rolling four quarters were SEK 36.1 b. and EBIT margin rolling four quarters excluding restructuring charges was -9.4%.

9 Ericsson | Third quarter report 2021	Segment results

Segment Managed Services

SEK b.	Q3 2021	Q3 2020	YoY change	Q2 2021
Net sales	5.0	5.5	-8%	5.1
Sales growth adj. for comparable units and FX	—	—	-7%	—
Gross income	0.9	1.1	-14%	1.0
Gross margin	18.7%	19.9%	—	19.0%
EBIT	0.4	0.5	-21%	0.4
EBIT margin	7.7%	8.9%	—	8.1%
Restructuring charges	0.0	0.0	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	18.7%	20.1%	—	19.0%
EBIT excl. restructuring charges	0.4	0.5	-23%	0.4
EBIT margin excl. restructuring charges	7.7%	9.1%	—	8.1%

•	Sales declined YoY mainly due to reduced variable sales.

•	Continued investments in automation, analytics and AI offerings – supporting 5G and efficiency in service delivery.

•	EBIT margin rolling 4Q excl. restructuring at 7.7%.

Net sales

Sales adjusted for comparable units and currency decreased by -7% YoY, due to reduced variable sales and planned contract exits mainly in Europe. Sales in Network Optimization showed growth mainly in Europe. Reported sales declined by -8% YoY.

Gross margin

Reported gross margin decreased to 18.7% (19.9%) mainly due to reduced variable sales.

Reported gross margin decreased slightly to 18.7% from 19.0% QoQ.

EBIT

Reported EBIT decreased to SEK 0.4 (0.5) b. with an EBIT margin of 7.7% (8.9%). The decrease was due to reduced sales and lower gross margin.

EBIT excluding restructuring charges was stable at SEK 0.4 b. QoQ.

Net sales rolling four quarters were SEK 20.8 b. and EBIT margin rolling four quarters excluding restructuring charges was 7.7%.

Segment Emerging Business and Other

•	Continued growth in sales and gross margin, driven mainly by Cradle point.

•	Positive EBIT impact of SEK 0.4 b. through the net of Ericsson Ventures investment revaluation and impairment write-off.

SEK b.	Q3 2021	Q3 2020	YoY change	Q2 2021
Net sales	2.0	1.6	26%	2.1
Sales growth adj. for comparable units and FX	—	—	4%	—
Gross income	0.8	0.5	55%	0.8
Gross margin	39.4%	32.0%	—	37.9%
EBIT (loss)	-0.4	-0.4	—	-1.7
EBIT margin	-17.7%	-26.7%	—	-81.1%
Restructuring charges	0.0	0.0	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	39.4%	30.5%	—	38.1%
EBIT (loss) excl. restructuring charges	-0.4	-0.5	—	-1.7
EBIT margin excl. restructuring charges	-17.6%	-29.2%	—	-81.5%

Net sales

Sales adjusted for comparable units and currency increased by 4%. Reported sales increased by 26% YoY, driven mainly by the acquired Cradlepoint business.

Gross margin

Reported gross margin increased to 39.4% (32.0%). The increase was driven mainly by Cradlepoint.

Reported gross margin increased to 39.4% from 37.9% QoQ. The improvement was driven by iconectiv.

EBIT (loss)

Reported EBIT (loss) was SEK -0.4 (-0.4) b.

EBIT was positively impacted by SEK 0.4 b. in the quarter, through a net of positive fair market revaluation of Ericsson Ventures investments and an impairment write-off.

Net sales rolling four quarters were SEK 7.5 b. and EBIT margin rolling four quarters excluding restructuring charges was -43.8%.

10 Ericsson | Third quarter report 2021	Segment results

Cash flow and financial position

Free cash flow bridge, SEK b.	Q3 2021	Q3 2020	Q2 2021	Jan-Sep 2021	Jan-Sep 2020
EBIT excl. restructuring charges	8.8	9.0	5.8	20.0	18.1

Depreciation, amortization and impairment losses	2.4	2.1	2.1	6.4	6.4

Restructuring charges	0.0	-0.3	0.0	-0.1	-1.3

Changes in working capital¹)	4.9	-4.5	0.2	1.3	-5.0

Interest paid/received, taxes paid, and other	-1.4	-0.9	-2.2	-3.7	-3.2

Cash flow from operating activities	14.7	5.3	5.9	23.9	15.0

Capex net and other investing activities	-1.2	-0.8	-1.3	-3.6	-3.8

Repayment of lease liabilities	-0.6	-0.6	-0.6	-1.7	-1.8

Free cash flow before M&A	13.0	3.9	4.1	18.6	9.5

M&A	-0.1	-0.1	-0.1	-0.1	-0.3

Free cash flow after M&A	12.9	3.8	4.0	18.5	9.1

Cash flow from operating activities	14.7	5.3	5.9	23.9	15.0
Cash flow from investing activities	-9.1	-1.1	-7.1	-17.2	-6.6
Cash flow from financing activities	-2.5	-0.9	4.3	-4.4	-4.0

SEK b.	Sep 30 2021	Sep 30 2020	Jun 30 2021
Gross cash	88.2	78.2	77.1

-Borrowings, current	10.2	14.6	11.7
-Borrowings, non-current	22.3	22.1	21.7

Net cash	55.7	41.5	43.7

Equity	95.6	82.5	91.7
Total assets	290.5	277.2	281.0
Capital turn over (times)	1.3	1.3	1.3
Return on capital employed (%)	15.9%	13.5%	13.5%

Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

[1]	Defined as Changes in operating net assets
•	Free cash flow before M&A was SEK 13.0 (3.9) b. supported by strong cash collection.

•	Net cash position increased to SEK 55.7 (41.5) b.

•	A sustainability-linked revolving credit facility of USD 2.0 b. was signed in the quarter.

Cash flow from operating activities

Reported cash flow from operating activities was SEK 14.7 (5.3) b. on the back of continued earnings momentum and decrease in operating net assets. Cash flow from operating activities in Q3 2020 was impacted by a payment of SEK -2.0 b. into the Swedish Pension Trust. Operating net assets decreased in the quarter with a positive impact on cash flow of SEK 4.9 b. Key movements include a positive impact of SEK 5.4 b., related to a decrease in trade receivables and contract assets, partly offset by a decrease in contract liabilities, and was a result of solid cash collection in several market areas including some pre-payments from customers. The positive impact was, however, partly offset by a negative impact of SEK -2.1 b. related to the net of inventory and trade payables, due to the strategic build-up of components for resilience in the supply chain within Networks. Taxes paid were SEK -1.3 b.

Free cash flow

Free cash flow before M&A was SEK 13.0 (3.9) b. and, on a rolling 12-month basis, SEK 31.3 b. or 13.6% in relation to sales. Capex net and other investing activities was SEK -1.2 (-0.8) b., related to capitalization of development expenses and investments in test equipment for 5G within Networks and Digital Services. Repayment of lease liabilities in the quarter was stable at SEK -0.6 b., mainly related to property leases. Free cash flow after M&A was SEK 12.9 (3.8) b.

Cash flow from investing and financing activities

Reported cash flow from investing activities was SEK -9.1 (-1.1) b. as a result of purchases of interest-bearing securities. Reported cash flow from financing activities was SEK -2.5 (-0.9) b. including repayment of lease liabilities and mainly attributed to repayment of current borrowings in subsidiaries.

Financial position

Gross cash was SEK 88.2 (78.2) b. and net cash was SEK 55.7 (41.5) b. They increased QoQ by SEK 11.0 b. and SEK 12.0 b. respectively, as a result of the positive free cash flow.

The funding strategy relies on diverse funding sources with bonds as well as bilateral loans. In the quarter, Ericsson renewed its existing USD 2.0 b. revolving credit facility, linked to two of Ericsson’s long-term sustainability

11 Ericsson | Third quarter report 2021	Cash flow and financial position

goals. The facility has a five-year tenure with two one-year extension options and is undrawn. The average maturity of long-term borrowings was 3.8 years as of September 30, 2021, an increase from 1.9 years 12 months earlier.

Liabilities for post-employment benefits increased in the quarter, to SEK 34.7 b. from SEK 31.4 b. due to lower interest rates and higher inflation rate in Sweden. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the Swedish government bond yield-curve. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 19.7 b. (SEK 15 b. lower than current DBO).

Return on capital employed (ROCE) was 15.9% (13.5%).

12 Ericsson | Third quarter report 2021	Cash flow and financial position

Parent Company

Income after financial items Jan-Sep 2021 was SEK 7.3 (3.7) b.

At the end of the quarter, gross cash (cash, cash equivalents, short-term investments and interest-bearing securities, non-current) amounted to SEK 74.8 (66.3) b.

There was an increase in intercompany lending of SEK 3.5 b. and in intercompany borrowing of SEK 0.6 b. in the third quarter.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 404,760 shares from treasury stock were distributed or sold to employees during the third quarter. The holding of treasury stock on September 30, 2021 was 4,009,306 Class B shares.

13 Ericsson | Third quarter report 2021	Parent Company

Other information

Ericsson awarded reduced market share by China Mobile

On July 19, 2021, Ericsson announced that the Company had been awarded a 2% market share of China’s 5G network development for 700MHz radio.

In line with earlier market guidance to investors, this is materially lower than the market share previously awarded to the Company for 2.6GHz radio (11%).

China Mobile is the first operator to award under the latest round of central procurement for 5G radio. Given the context and based on the bidding rules, should Ericsson be awarded business in China Unicom and China Telecom Ericsson believes it would be in a similar range as with the China Mobile award.

As previously disclosed by Ericsson, most recently in its Q2 2021 financial report and in its 2020 annual report, the risk of lower market share award follows the decision by the Post and Telecommunication Authority (PTS) to exclude Chinese vendors’ products from the 5G auction in Sweden.

Legal proceedings – update

On October 4, 2021, Ericsson asked the United States District Court for the Eastern District of Texas, Marshall Division, for a declaration that Ericsson has, in its negotiations with Apple, complied with its FRAND commitment and all other applicable laws and policies that would affect the terms of Ericsson’s and Apple’s prospective license.

COVID-19 update

Mass vaccination against the COVID-19 virus during 2021 has enabled the gradual return to normal working arrangements in some geographies.

Ericsson retains cautious optimism that conditions continue to improve but recognize that improvements may be non-linear as the northern hemisphere approaches the winter months. The Company continues to advocate working from home for the majority of employees, travel restrictions for non-essential international travel, and mandatory wearing of face masks in public spaces in work locations, until the end of 2021.

Results continue to reflect the positive response of Ericsson employees to the challenges of the global pandemic. The Company is working to deliver a phased return to work under the Workplace of the Future program which promotes flexibility as well as the promotion of positive health and well-being.

POST-CLOSING EVENTS

AT&T selected Ericsson for expansion of 5G Network and C-band spectrum build

On October 11, 2021, building on more than 20 years of collaboration, Ericsson and AT&T announced a five-year agreement to accelerate the expansion of AT&T 5G. This deal helps support deployment of the service provider’s recently acquired C-band spectrum and the launch of 5G Standalone (SA). AT&T is tapping into Ericsson’s leading network expertise as the company works toward its 5G network goals.

Ericsson will help AT&T to bring its 5G network to more consumers, businesses and first responders across key industries – including 5G use cases in sports and venues, entertainment, travel and transportation, business transformation and public safety.

AT&T’s network evolution is made possible in part by the Ericsson Radio System portfolio, which includes the Advanced Antenna System, Advanced RAN Coordination and Carrier Aggregation technologies.

These deployments will support future network enhancements like Cloud RAN, which offers communications services providers increased flexibility, faster delivery of services and greater scalability in networks.

The solution supports a centralized RAN architecture enabled by Ericsson Fronthaul Gateway, a new technology that will enable a more efficient transport of the fronthaul interface by converting it to packet (eCPRI).

Ericsson Cloud RAN is a cloud-native software solution handling compute functionality in the Radio Access Network (RAN). It complements the existing technologies in the RAN domain and allows for the adoption of leading practices to become a foundation for openness, enabling innovation in 5G.

Ericsson Cloud RAN will enable communications service providers to seamlessly evolve towards cloud-native technologies and open network architectures to meet the demand for more deployment flexibility.

Investor Update 2021 postponed

Investor Update, planned for November 9, will be postponed and expanded into a Capital Markets Day in 2022. 2021 is a year with focus on continued R&D investments and market share expansion preparing for 2022 and long-term growth and value creation. The aim with the Capital Market Day in 2022 is to host a full-day, in-person event with the entire executive management present, specifying the building blocks towards the long-term targets and elaborating on Enterprise driven growth.

14 Ericsson | Third quarter report 2021	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including for example risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cyber security and occupational health and safety.

Ericsson’s risk management is embedded into strategy development and operational processes and is a part of the Ericsson Group Management System to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives as per the strategic direction as well as to short-term objectives.

Risk factors and uncertainties of relevance to Ericsson are described in the Annual Report 2020. Updates to these risk factors and uncertainties observed by Ericsson that are deemed of short-term relevance include, but are not limited to, the following:

Pandemics, such as for example the one caused by the novel Coronavirus, COVID-19, could severely impact our local and global operations

The COVID-19 pandemic has caused challenges and risks relating to travel and lockdowns limiting access to sites, transportation and logistics and impacting the flow of goods, as well as having major parts of the workforce working remotely. With an increasing infection rate in some of Ericsson’s markets, there is an increased risk for negative impact and disturbances in the Company’s operations, including in network deployments in those markets, impacting corresponding revenues. As previously mentioned, disturbances from the pandemic may have material adverse effects on our business and financial position.

Ericsson relies on a limited number of suppliers of components, production capacity and R&D and IT services, which exposes the Company to supply disruptions and cost increases.

As stated in the Risk Factors in the 2020 Annual Report, section 1.13, Ericsson relies on a limited number of suppliers of components, which exposes the Company to supply disruptions and cost increases. The combination of this with the effects from the COVID-19 pandemic on the component industry, especially on semi-conductors, is causing challenges to the capabilities to fully deliver according to customer demands, which may cause delays in deliveries and reduced sales. Such disruptions and cost increases may negatively affect the Ericsson business, operating results and financial condition.

Stockholm, October 19, 2021

Telefonaktiebolaget LM Ericsson

Börje Ekholm, President and CEO

Org. No. 556016-0680

Date for next report: January 25, 2022

15 Ericsson | Third quarter report 2021	Risk factors

Editor’s note

Media and analyst briefing

Ericsson invites media, investors and analysts to a conference call and live video webcast at 9:00 AM CEST on October 19, 2021.

Link to the webcast, dial-in to audio conference, supporting material and replay will be available at:

www.ericsson.com/investors and

www.ericsson.com/newsroom

For further information, please contact:

Carl Mellander, Senior Vice President, Chief Financial Officer

Phone: +46 72 583 88 70

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Stella Medlicott, Senior Vice President, Chief Marketing and Communications Officer

Phone: +46 73 095 65 39

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Head of Investor Relations

Phone: +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Lena Häggblom, Director,

Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone: +46 70 986 02 27

E-mail: stefan.jelvin@ericsson.com

Media

Kristoffer Edshage, Director of Corporate Media

Phone: +46 72 220 44 46

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

16 Ericsson | Third quarter report 2021	Editor’s note

Forward-looking statements

This This report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, the following:

•	Our goals, targets, strategies, planning assumptions and operational or financial performance expectations, such as the investor day key messages and our targets and strategies as described in the introductory bullets, the CEO comments, the Segment descriptions and in Other information

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors”, and in “Risk Factors” in the Annual Report 2020.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

17 Ericsson | Third quarter report 2021	Forward-looking statements

Auditors’ Review Report

Introduction

We have reviewed the condensed interim financial information (interim report) of Telefonaktiebolaget LM Ericsson (publ.) as of September 30, 2021, and the nine months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of the interim report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity.

A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International

Standards on Auditing, ISA, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, October 19, 2021

Deloitte AB

Thomas Strömberg Authorized Public Accountant

18 Ericsson | Third quarter report 2021	Auditors’ Review Report

Financial statements and other information

19 Ericsson | Third quarter report 2021	Financial statements and other information

Financial statements (unaudited)

Condensed consolidated income statement

		Q3			Jan-Sep
SEK million	Note	2021	2020	Change	2021	2020
Net sales	3	56,263	57,472	-2%	160,982	162,800
Cost of sales		-31,487	-32,710	-4%	-91,054	-97,333

Gross income	3	24,776	24,762	0%	69,928	65,467

Research and development expenses		-10,155	-10,101	1%	-30,211	-29,281
Selling and administrative expenses		-6,177	-5,992	3%	-19,337	-19,282
Impairment losses on trade receivables		-27	-28	-4%	-139	-146

Operating expenses		-16,359	-16,121	1%	-49,687	-48,709

Other operating income and expenses¹)		500	61	720%	-66	281
Share in earnings of JV and associated companies		-82	-59	39%	-256	-239

Earnings before financial items and income tax (EBIT)	3	8,835	8,643	2%	19,919	16,800

Financial income and expenses, net		-598	109	-649%	-1,585	-501

Income after financial items		8,237	8,752	-6%	18,334	16,299

Income tax		-2,471	-3,186	-22%	-5,500	-5,868

Net income		5,766	5,566	4%	12,834	10,431

Net income (loss) attributable to:
Owners of the Parent Company		5,752	5,353		12,618	9,961
Non-controlling interests		14	213		216	470
Other information
Average number of shares, basic (million)	8	3,330	3,326		3,329	3,322
Earnings per share, basic (SEK) ²		1.73	1.61		3.79	3.00
Earnings per share, diluted (SEK) ³		1.73	1.61		3.79	3.00

1)

Q3 2021 includes Ericsson Ventures investment revaluation of SEK 0.5 b. Jan-Sep 2021 includes cost of SEK -0.8 b. as a result of the Nokia settlement in Q2 2021 related to the 2019 resolutions with SEC and DOJ.

2)	Based on net income attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Condensed statement of comprehensive income (loss)

	Q3		Jan-Sep
SEK million	2021	2020	2021	2020
Net income	5,766	5,566	12,834	10,431
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	-3,025	-701	3,616	-3,902
Revaluation of borrowings due to change in credit risk	-158	-269	-174	424
Tax on items that will not be reclassified to profit or loss	582	148	-744	707
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period	-200	71	-354	-24
Reclassification adjustments on gains/losses included in profit or loss	-24	70	-72	211
Translation reserves
Changes in translation reserves	856	-887	2,101	-2,267
Reclassification to profit and loss	14	—	5	-99
Share of other comprehensive income (loss) of JV and associated companies	3	-24	34	-26
Tax on items that have been or may be reclassified to profit or loss	46	-30	88	-39

Total other comprehensive income, net of tax	-1,906	-1,622	4,500	-5,015

Total comprehensive income	3,860	3,944	17,334	5,416

Total comprehensive income attributable to:
Owners of the Parent Company	3,919	3,717	17,271	4,963
Non-controlling interests	-59	227	63	453

20 Ericsson | Third quarter report 2021	Financial statements

Condensed consolidated balance sheet

		Sep 30	Dec 31
SEK million	Note	2021	2020
Assets
Non-current assets
Intangible assets
Capitalized development expenses		3,610	3,857
Goodwill	10	37,164	34,945
Intellectual property rights, brands and other intangible assets		4,036	4,805
Property, plant and equipment		13,903	13,383
Right-of-use assets		7,878	7,980
Financial assets
Equity in JV and associated companies		959	1,274
Other investments in shares and participations	5	2,120	1,519
Customer finance, non-current	5	657	1,221
Interest-bearing securities, non-current	5	26,668	21,613
Other financial assets, non-current	5	5,382	4,842
Deferred tax assets		25,047	26,296

		127,424	121,735

Current assets
Inventories		34,823	28,097
Contract assets		10,211	11,273
Trade receivables	5	39,084	42,063
Customer finance, current	5	3,356	1,916
Other current receivables		14,137	16,014
Interest-bearing securities, current	5	15,016	6,820
Cash and cash equivalents	5	46,476	43,612
		163,103	149,795

Total assets		290,527	271,530

Equity and liabilities
Equity
Stockholders’ equity		97,323	86,674
Non-controlling interest in equity of subsidiaries		-1,695	-1,497

		95,628	85,177

Non-current liabilities
Post-employment benefits		34,734	37,353
Provisions, non-current	4	2,471	2,886
Deferred tax liabilities		909	1,089
Borrowings, non-current	5	22,282	22,218
Lease liabilities, non-current		7,043	7,104
Other non-current liabilities		1,605	1,383

		69,044	72,033

Current liabilities
Provisions, current	4	6,342	7,580
Borrowings, current	5	10,155	7,942
Lease liabilities, current		2,178	2,196
Contract liabilities		33,869	26,440
Trade payables	5	31,877	31,988
Other current liabilities		41,434	38,174
		125,855	114,320

Total equity and liabilities		290,527	271,530

21 Ericsson | Third quarter report 2021	Financial statements

Condensed consolidated statement of cash flows

		Q3		Jan-Sep
SEK million	Note	2021	2020	2021	2020
Operating activities
Net income		5,766	5,566	12,834	10,431
Adjustments for
Taxes		2,824	3,482	5,638	6,590
Earnings/dividends in JV and associated companies		159	74	347	259
Depreciation, amortization and impairment losses	6	2,385	2,105	6,417	6,381
Other		24	-320	840	257

		11,158	10,907	26,076	23,918

Changes in operating net assets
Inventories		-3,877	-1,578	-5,813	-3,369
Customer finance, current and non-current		-1,419	-635	-746	489
Trade receivables and contract assets		8,833	-1,513	6,778	4,046
Trade payables		1,733	-624	-1,635	1,304
Provisions and post-employment benefits		-130	-1,897	-1,068	-2,868
Contract liabilities		-3,388	-1,501	5,669	1,486
Other operating assets and liabilities, net		3,168	3,228	-1,905	-6,048

		4,920	-4,520	1,280	-4,960

Interest received		42	96	112	575
Interest paid		-120	-187	-664	-1,090
Taxes paid/received		-1,276	-1,017	-2,935	-3,413

Cash flow from operating activities		14,724	5,279	23,869	15,030

Investing activities
Investments in property, plant and equipment	6	-1,040	-963	-2,962	-3,403
Sales of property, plant and equipment		40	55	81	150
Acquisitions/divestments of subsidiaries and other operations, net		-55	-89	-119	-342
Product development	6	-190	-167	-660	-640
Other investing activities		-4	301	-9	133
Interest-bearing securities		-7,869	-246	-13,507	-2,537

Cash flow from investing activities		-9,118	-1,109	-17,176	-6,639

Financing activities
Proceeds from issuance of long-term debt		—	83	7,881	1,006
Repayment of long-term debt		—	-160	-5,752	-995
Dividends paid		-161	-42	-3,494	-2,540
Repayment of lease liabilities		-580	-567	-1,745	-1,781
Other financing activities		-1,807	-200	-1,316	297

Cash flow from financing activities		-2,548	-886	-4,426	-4,013

Effect of exchange rate changes on cash		145	-165	597	-683

Net change in cash and cash equivalents		3,203	3,119	2,864	3,695

Cash and cash equivalents, beginning of period		43,273	45,655	43,612	45,079

Cash and cash equivalents, end of period		46,476	48,774	46,476	48,774

22 Ericsson | Third quarter report 2021	Financial statements

Condensed consolidated statement of changes in equity

	Jan-Sep
SEK million	2021	2020
Opening balance	85,177	81,878
Total comprehensive income	17,334	5,416
Sale/repurchase of own shares	42	163
Long-term variable compensation plans	64	123
Dividends to shareholders ¹)	-6,863	-5,095
Transactions with non-controlling interests	-126	—

Closing balance	95,628	82,485

1)	SEK 1.00 per share of the total SEK 2.00 per share of the dividend approved by the AGM in March 2021 will be paid out in Q4 2021.

Condensed consolidated income statement – isolated quarters

	2021			2020
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	56,263	54,941	49,778	69,590	57,472	55,578	49,750
Cost of sales	-31,487	-31,084	-28,483	-41,333	-32,710	-34,661	-29,962

Gross income	24,776	23,857	21,295	28,257	24,762	20,917	19,788

Research and development expenses	-10,155	-10,480	-9,576	-10,433	-10,101	-10,035	-9,145
Selling and administrative expenses	-6,177	-6,972	-6,188	-7,402	-5,992	-7,052	-6,238
Impairment losses on trade receivables	-27	100	-212	264	-28	42	-160

Operating expenses	-16,359	-17,352	-15,976	-17,571	-16,121	-17,045	-15,543

Other operating income and expenses ¹)	500	-579	13	381	61	131	89
Share in earnings of JV and associated companies	-82	-103	-71	-59	-59	-152	-28

Earnings before financial items and income tax (EBIT)	8,835	5,823	5,261	11,008	8,643	3,851	4,306

Financial income and expenses, net	-598	-454	-533	-95	109	292	-902

Income after financial items	8,237	5,369	4,728	10,913	8,752	4,143	3,404

Income tax	-2,471	-1,469	-1,560	-3,721	-3,186	-1,558	-1,124

Net income	5,766	3,900	3,168	7,192	5,566	2,585	2,280

Net income (loss) attributable to:
Owners of the Parent Company	5,752	3,679	3,187	7,522	5,353	2,452	2,156
Non-controlling interests	14	221	-19	-330	213	133	124
Other information
Average number of shares, basic (million)	3,330	3,329	3,328	3,328	3,326	3,322	3,317
Earnings per share, basic (SEK) ²)	1.73	1.10	0.96	2.26	1.61	0.74	0.65
Earnings per share, diluted (SEK) ³)	1.73	1.10	0.96	2.26	1.61	0.74	0.65

1)	Q3 2021 includes Ericsson Ventures investment revaluation of SEK 0.5 b. Q2 2021 includes cost of SEK -0.8 b. as a result of the Nokia settlement related to the 2019 resolutions with SEC and DOJ.
2)	Based on net income attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

23 Ericsson | Third quarter report 2021	Financial statements

Condensed consolidated statement of cash flows – isolated quarters

	2021			2020
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income	5,766	3,900	3,168	7,192	5,566	2,585	2,280
Adjustments for
Taxes	2,824	1,230	1,584	3,846	3,482	1,871	1,237
Earnings/dividends in JV and associated companies	159	112	76	115	74	155	30
Depreciation, amortization and impairment losses	2,385	2,097	1,935	2,293	2,105	2,156	2,120
Other ¹)	24	631	185	190	-320	-215	792

	11,158	7,970	6,948	13,636	10,907	6,552	6,459

Changes in operating net assets
Inventories	-3,877	-701	-1,235	3,753	-1,578	-1,253	-538
Customer finance, current and non-current	-1,419	454	219	-119	-635	307	817
Trade receivables and contract assets	8,833	-4,034	1,979	-7,231	-1,513	0	5,559
Trade payables	1,733	744	-4,112	2,999	-624	4,104	-2,176
Provisions and post-employment benefits	-130	-1,461	523	199	-1,897	-1,189	218
Contract liabilities	-3,388	4,603	4,454	-2,046	-1,501	-1,000	3,987
Other operating assets and liabilities, net	3,168	608	-5,681	3,768	3,228	-1,167	-8,109

	4,920	213	-3,853	1,323	-4,520	-198	-242

Interest received ¹)	42	2	68	188	96	347	132
Interest paid¹)	-120	-384	-160	-344	-187	-513	-390
Taxes paid/received	-1,276	-1,861	202	-900	-1,017	-739	-1,657

Cash flow from operating activities	14,724	5,940	3,205	13,903	5,279	5,449	4,302

Investing activities
Investments in property, plant and equipment	-1,040	-1,007	-915	-1,090	-963	-1,327	-1,113
Sales of property, plant and equipment	40	17	24	104	55	69	26
Acquisitions/divestments of subsidiaries and other operations, net ²)	-55	-69	5	-9,256	-89	-45	-208
Product development	-190	-266	-204	-177	-167	-211	-262
Other investing activities	-4	—	-5	668	301	-126	-42
Interest-bearing securities	-7,869	-5,799	161	1,189	-246	1,141	-3,432

Cash flow from investing activities	-9,118	-7,124	-934	-8,562	-1,109	-499	-5,031

Financing activities
Proceeds from issuance of long-term debt	—	7,804	77	2,213	83	579	344
Repayment of long-term debt	—	-510	-5,242	-8,036	-160	-544	-291
Dividends paid	-161	-3,328	-5	-3,456	-42	-2,489	-9
Repayment of lease liabilities	-580	-617	-548	-636	-567	-618	-596
Other financing activities	-1,807	940	-449	1,436	-200	-1,486	1,983

Cash flow from financing activities	-2,548	4,289	-6,167	-8,479	-886	-4,558	1,431

Effect of exchange rate changes on cash	145	-375	827	-2,024	-165	-3,084	2,566

Net change in cash and cash equivalents	3,203	2,730	-3,069	-5,162	3,119	-2,692	3,268

Cash and cash equivalents, beginning of period	43,273	40,543	43,612	48,774	45,655	48,347	45,079

Cash and cash equivalents, end of period	46,476	43,273	40,543	43,612	48,774	45,655	48,347

1)	Interest received and paid have been adjusted with a corresponding effect on Other in Q1 and Q2 2021.
2)	Includes acquisition of Cradlepoint of SEK -9.5 b. in Q4 2020

24 Ericsson | Third quarter report 2021	Financial statements

Condensed Parent Company income statement

	Q3		Jan-Sep
SEK million	2021	2020	2021	2020
Net sales	—	—	—	—
Cost of sales	—	—	—	—
Gross income	—	—	—	—
Operating expenses	-158	-503	-503	-995
Other operating income and expenses	670	633	1,106	1,828

EBIT	512	130	603	833

Financial net	1,131	1,327	6,724	2,899

Income after financial items	1,643	1,457	7,327	3,732

Transfers to (-) / from untaxed reserves	—	—	—	—
Income tax	-163	-193	-426	-511

Net income	1,480	1,264	6,901	3,221

Condensed Parent Company statement of comprehensive income (loss)

	Q3		Jan-Sep
SEK million	2021	2020	2021	2020
Net income	1,480	1,264	6,901	3,221

Revaluation of borrowings due to change in credit risk	-158	-269	-174	424
Tax on items that will not be reclassified to profit or loss	33	56	36	-87

Other comprehensive income, net of tax	-125	-213	-138	337

Total comprehensive income	1,355	1,051	6,763	3,558

25 Ericsson | Third quarter report 2021	Financial statements

Condensed Parent Company balance sheet

	Sep 30	Dec 31
SEK million	2021	2020
Assets
Fixed assets
Intangible assets	10	26
Tangible assets	429	460
Financial assets ¹)	114,744	104,989

	115,183	105,475

Current assets
Receivables	30,469	30,230
Short-term investments	14,813	6,621
Cash and cash equivalents	33,377	28,775

	78,659	65,626

Total assets	193,842	171,101

Stockholders’ equity, provisions and liabilities
Equity
Restricted equity	48,164	48,164
Non-restricted equity	34,105	33,915

	82,269	82,079

Provisions	260	343
Non-current liabilities	22,388	22,111
Current liabilities	88,925	66,568

Total stockholders’ equity, provisions and liabilities	193,842	171,101

¹) Of which interest-bearing securities, non-current	26,645	21,597

26 Ericsson | Third quarter report 2021	Financial statements

Accounting policies and Explanatory notes (unaudited)

Note 1 – Accounting policies

The group

This condensed consolidated interim financial report for the quarterly reporting period ended September 30, 2021, has been prepared in accordance with International Accounting Standard, IAS 34 “Interim Financial Reporting”. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2020 and should be read in conjunction with that annual report. There are no amendments of IFRS during 2021 that are estimated to have a material impact on the result and financial position of the Company.

Changes applied as from Q1 2021

- Change in name from Operating income to EBIT

Operating income has been renamed as EBIT (Earnings before financial items and income tax) and Operating margin as EBIT margin. The definitions of EBIT and EBIT margin remains unchanged.

- Changes in presentation of cash flow statement

From Q1 2021, interests and tax cash flows are presented as a separate section within the “Cash flow from operating activities”. Previously, interests and tax cash flows were subsumed within various lines in the sections “Adjustments to reconcile net income to cash” and “Changes in operating net assets”, and only disclosed in note H3 “Statement of cash flow” of the Annual Report. All prior quarters in 2020 have been restated with this new section and other sections adjusted accordingly. There is no impact on Cash flows from operating activities for all periods in 2020.

From Q1 2021, the condensed consolidated statement of cash flow in the interim report is expanded to show “Proceeds from issuance of borrowings” and “Repayment of borrowings” separately. The Company also decided to present the net movements in collaterals received from CSA agreements and bank borrowings less than 3 months (used for short term liquidity purposes) as “Other financing activities” as these balances fluctuate over a short duration.

The prior quarters in 2020 have been restated accordingly. This resulted in a reclassification between the lines “Proceeds from issuance of borrowings”, “Repayment of borrowings” and “Other financing activities” compared to the full year cash flow statement in the 2020 Annual Report. The Cash flow from financing activities remained unchanged for all periods in 2020.

Note 2 – Critical accounting estimates and judgements

COVID-19 impacts on the Financial statements

The COVID-19 pandemic has impacted certain lines within our financial statements, especially market assumptions used in the valuation of pension liabilities in 2020. Government bond yields and corporate bond yields have largely returned to levels observed before the pandemic. The increase in government bond yields in Sweden, and corporate bond yields in US and UK resulted in a significant decrease in the net pensions liability compared to year end. This is, however, partially offset by an increase in inflation rate observed in Sweden and the UK, although the Company believes it is difficult to attribute all movement in general price levels to the COVID-19 effect alone.

The Company continually assesses the business performance and profitability for changes in expected future cash flows which could impact recoverability of assets such as deferred tax assets and intangible assets. Risk assessment on the business plans is carried out on a regular basis and an impairment review will be performed if conditions suggest that such assets may be impaired. The Company also monitors customer collections trends for changes in current and future conditions that may impact the expected credit losses model for trade receivables. At the end of September 2021, the Company concluded there is no evidence of material changes to recoverability risk of business assets, including deferred tax assets and trade receivables.

27 Ericsson | Third quarter report 2021	Accounting policies and Explanatory notes

Note 3 – Segment information

Net sales by segment by quarter

	2021			2020
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	40,592	39,875	36,274	49,366	41,659	39,827	35,126
Of which Products	31,079	30,414	27,495	37,523	30,992	28,966	24,748
Of which Services	9,513	9,461	8,779	11,843	10,667	10,861	10,378
Digital Services	8,630	7,887	6,898	12,671	8,733	8,575	7,345
Of which Products	4,601	3,989	3,581	7,430	4,621	4,598	3,798
Of which Services	4,029	3,898	3,317	5,241	4,112	3,977	3,547
Managed Services	5,041	5,119	4,865	5,815	5,498	5,573	5,714
Emerging Business and Other	2,000	2,060	1,741	1,738	1,582	1,603	1,565

Total	56,263	54,941	49,778	69,590	57,472	55,578	49,750

	2021			2020
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	2%	10%	-27%	19%	5%	13%	-21%
Of which Products	2%	11%	-27%	21%	7%	17%	-21%
Of which Services	1%	8%	-26%	11%	-2%	5%	-22%
Digital Services	9%	14%	-46%	45%	2%	17%	-44%
Of which Products	15%	11%	-52%	61%	1%	21%	-48%
Of which Services	3%	18%	-37%	27%	3%	12%	-39%
Managed Services	-2%	5%	-16%	6%	-1%	-2%	-19%
Emerging Business and Other	-3%	18%	0%	10%	-1%	2%	-10%

Total	2%	10%	-28%	21%	3%	12%	-25%

	2021			2020
Year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-3%	0%	3%	11%	6%	5%	5%
Of which Products	0%	5%	11%	20%	13%	8%	4%
Of which Services	-11%	-13%	-15%	-11%	-9%	-2%	7%
Digital Services	-1%	-8%	-6%	-4%	-12%	-5%	-6%
Of which Products	0%	-13%	-6%	1%	-17%	0%	-4%
Of which Services	-2%	-2%	-6%	-10%	-4%	-9%	-9%
Managed Services	-8%	-8%	-15%	-17%	-14%	-12%	-2%
Emerging Business and Other	26%	29%	11%	0%	-3%	-4%	-11%

Total	-2%	-1%	0%	5%	1%	1%	2%

	2021			2020
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	116,741	76,149	36,274	165,978	116,612	74,953	35,126
Of which Products	88,988	57,909	27,495	122,229	84,706	53,714	24,748
Of which Services	27,753	18,240	8,779	43,749	31,906	21,239	10,378
Digital Services	23,415	14,785	6,898	37,324	24,653	15,920	7,345
Of which Products	12,171	7,570	3,581	20,447	13,017	8,396	3,798
Of which Services	11,244	7,215	3,317	16,877	11,636	7,524	3,547
Managed Services	15,025	9,984	4,865	22,600	16,785	11,287	5,714
Emerging Business and Other	5,801	3,801	1,741	6,488	4,750	3,168	1,565

Total	160,982	104,719	49,778	232,390	162,800	105,328	49,750

	2021			2020
Year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	0%	2%	3%	7%	5%	5%	5%
Of which Products	5%	8%	11%	12%	9%	6%	4%
Of which Services	-13%	-14%	-15%	-5%	-2%	2%	7%
Digital Services	-5%	-7%	-6%	-6%	-8%	-5%	-6%
Of which Products	-6%	-10%	-6%	-5%	-8%	-2%	-4%
Of which Services	-3%	-4%	-6%	-8%	-7%	-9%	-9%
Managed Services	-10%	-12%	-15%	-12%	-9%	-7%	-2%
Emerging Business and Other	22%	20%	11%	-4%	-6%	-8%	-11%

Total	-1%	-1%	0%	2%	1%	2%	2%

28 Ericsson | Third quarter report 2021	Accounting policies and Explanatory notes

Gross income by segment by quarter

	2021			2020
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	19,401	19,111	16,714	21,430	19,375	16,022	15,586
Digital Services	3,644	2,990	3,002	5,183	3,787	3,738	2,929
Managed Services	944	975	942	1,031	1,093	955	933
Emerging Business and Other	787	781	637	613	507	202	340

Total	24,776	23,857	21,295	28,257	24,762	20,917	19,788

	2021			2020
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	55,226	35,825	16,714	72,413	50,983	31,608	15,586
Digital Services	9,636	5,992	3,002	15,637	10,454	6,667	2,929
Managed Services	2,861	1,917	942	4,012	2,981	1,888	933
Emerging Business and Other	2,205	1,418	637	1,662	1,049	542	340

Total	69,928	45,152	21,295	93,724	65,467	40,705	19,788

EBIT (loss) by segment by quarter

	2021			2020
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	9,624	8,645	7,240	10,604	9,165	5,255	5,827
Digital Services	-822	-1,567	-1,519	499	-591	-697	-1,417
Managed Services	386	416	313	401	491	263	408
Emerging Business and Other	-353	-1,671	-773	-496	-422	-970	-512

Total	8,835	5,823	5,261	11,008	8,643	3,851	4,306

	2021			2020
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	25,509	15,885	7,240	30,851	20,247	11,082	5,827
Digital Services	-3,908	-3,086	-1,519	-2,206	-2,705	-2,114	-1,417
Managed Services	1,115	729	313	1,563	1,162	671	408
Emerging Business and Other	-2,797	-2,444	-773	-2,400	-1,904	-1,482	-512

Total	19,919	11,084	5,261	27,808	16,800	8,157	4,306

29 Ericsson | Third quarter report 2021	Accounting policies and Explanatory notes

Net sales by market area by quarter

	2021			2020
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	6,450	7,099	6,676	9,748	7,801	6,582	5,917
North East Asia	5,691	7,123	6,491	12,823	8,814	7,790	3,907
North America	20,161	17,950	17,081	19,101	18,356	18,407	17,911
Europe and Latin America 1) 2)	14,378	14,011	12,647	17,125	13,318	13,061	12,241
Middle East and Africa	4,985	4,459	4,393	6,518	5,520	5,431	5,829
Other 1) 2)	4,598	4,299	2,490	4,275	3,663	4,307	3,945

Total	56,263	54,941	49,778	69,590	57,472	55,578	49,750

¹) Of which in Sweden	478	404	389	363	249	284	227
²) Of which in EU	7,069	7,256	6,801	8,874	7,090	7,278	6,259

	2021			2020
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	-9%	6%	-32%	25%	19%	11%	-36%
North East Asia	-20%	10%	-49%	45%	13%	99%	-60%
North America	12%	5%	-11%	4%	0%	3%	3%
Europe and Latin America 1) 2)	3%	11%	-26%	29%	2%	7%	-30%
Middle East and Africa	12%	2%	-33%	18%	2%	-7%	-31%
Other 1) 2)	7%	73%	-42%	17%	-15%	9%	-5%

Total	2%	10%	-28%	21%	3%	12%	-25%

¹) Of which in Sweden	18%	4%	7%	46%	-12%	25%	-3%
²) Of which in EU	-3%	7%	-23%	25%	-3%	16%	-29%

	2021			2020
Year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	-17%	8%	13%	6%	5%	-5%	-4%
North East Asia	-35%	-9%	66%	32%	39%	20%	2%
North America	10%	-2%	-5%	10%	-3%	4%	11%
Europe and Latin America 1) 2)	8%	7%	3%	-2%	-7%	-7%	-7%
Middle East and Africa	-10%	-18%	-25%	-23%	-9%	-4%	8%
Other 1) 2)	26%	0%	-37%	3%	-8%	10%	-7%

Total	-2%	-1%	0%	5%	1%	1%	2%

¹) Of which in Sweden	92%	42%	71%	54%	1815%	91%	18%
²) Of which in EU	0%	0%	9%	1%	-4%	5%	-4%

	2021			2020
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	20,225	13,775	6,676	30,048	20,300	12,499	5,917
North East Asia	19,305	13,614	6,491	33,334	20,511	11,697	3,907
North America	55,192	35,031	17,081	73,775	54,674	36,318	17,911
Europe and Latin America 1) 2)	41,036	26,658	12,647	55,745	38,620	25,302	12,241
Middle East and Africa	13,837	8,852	4,393	23,298	16,780	11,260	5,829
Other 1) 2)	11,387	6,789	2,490	16,190	11,915	8,252	3,945

Total	160,982	104,719	49,778	232,390	162,800	105,328	49,750

¹) Of which in Sweden	1,271	793	389	1,123	760	511	227
²) Of which in EU	21,126	14,057	6,801	29,501	20,627	13,537	6,259

	2021			2020
Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	0%	10%	13%	1%	-1%	-5%	-4%
North East Asia	-6%	16%	66%	26%	23%	13%	2%
North America	1%	-4%	-5%	5%	3%	7%	11%
Europe and Latin America 1) 2)	6%	5%	3%	-6%	-7%	-7%	-7%
Middle East and Africa	-18%	-21%	-25%	-9%	-2%	2%	8%
Other 1) 2)	-4%	-18%	-37%	-1%	-2%	1%	-7%

Total	-1%	-1%	0%	2%	1%	2%	2%

¹) Of which in Sweden	67%	55%	71%	91%	115%	50%	18%
²) Of which in EU	2%	4%	9%	0%	-1%	1%	-4%

30 Ericsson | Third quarter report 2021	Accounting policies and Explanatory notes

Net sales by market area by segment

	Q3 2021					Jan-Sep 2021
SEK million	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	4,375	1,007	1,062	6	6,450	14,378	2,638	3,182	27	20,225
North East Asia	4,752	695	196	48	5,691	16,358	2,251	525	171	19,305
North America	17,341	2,052	753	15	20,161	47,665	5,363	2,103	61	55,192
Europe and Latin America	9,379	2,748	2,156	95	14,378	26,074	8,113	6,550	299	41,036
Middle East and Africa	2,478	1,631	874	2	4,985	7,191	3,972	2,665	9	13,837
Other ¹)	2,267	497	0	1,834	4,598	5,075	1,078	0	5,234	11,387

Total	40,592	8,630	5,041	2,000	56,263	116,741	23,415	15,025	5,801	160,982

Share of total	72%	15%	9%	4%	100%	72%	15%	9%	4%	100%

1)	Includes IPR licensing revenues.

	Q3 2021
Sequential change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	-15%	16%	0%	-57%	-9%
North East Asia	-24%	0%	23%	-8%	-20%
North America	13%	12%	5%	-55%	12%
Europe and Latin America	7%	-5%	-6%	-10%	3%
Middle East and Africa	5%	37%	-3%	-33%	12%
Other	12%	18%	—	-1%	7%

Total	2%	9%	-2%	-3%	2%

	Q3 2021					Jan-Sep 2021
Year over year change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	-21%	-7%	-8%	100%	-17%	1%	-10%	3%	-4%	0%
North East Asia	-36%	-38%	20%	-45%	-35%	-1%	-29%	-3%	-19%	-6%
North America	11%	3%	1%	36%	10%	2%	2%	-23%	33%	1%
Europe and Latin America	16%	1%	-12%	4%	8%	13%	5%	-13%	12%	6%
Middle East and Africa	-20%	15%	-12%	-33%	-10%	-26%	-6%	-7%	-31%	-18%
Other	20%	27%	—	32%	26%	-21%	-19%	—	25%	-4%

Total	-3%	-1%	-8%	26%	-2%	0%	-5%	-10%	22%	-1%

31 Ericsson | Third quarter report 2021	Accounting policies and Explanatory notes

Top 5 countries in sales

	Q3		Jan-Sep
Country, percentage of net sales1)	2021	2020	2021	2020
United States	37%	34%	35%	35%
Japan	4%	4%	6%	4%
China	5%	10%	4%	8%
India	3%	3%	3%	3%
United Kingdom	4%	3%	3%	3%

1)	Based on Jan-Sep 2021. Includes IPR licensing revenues.

IPR licensing revenues by segment by quarter

	2021			2020
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	2,146	1,904	671	2,105	1,773	2,282	2,019
Digital Services	471	418	147	463	389	501	443

Total	2,617	2,322	818	2,568	2,162	2,783	2,462

	2021			2020
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	4,721	2,575	671	8,179	6,074	4,301	2,019
Digital Services	1,036	565	147	1,796	1,333	944	443

Total	5,757	3,140	818	9,975	7,407	5,245	2,462

Note 4 – Provisions

Provisions

	2021			2020
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	9,232	11,045	10,466	10,922	10,603	11,060	10,923
Additions	316	616	1,753	1,245	1,093	2,116	793
Utilization/Cash out	-408	-2,179	-979	-761	-475	-2,066	-673
Of which restructuring	-95	-161	-336	-332	-160	-137	-186
Reversal of excess amounts	-66	-170	-339	-673	-172	-192	-124
Reclassification, translation difference and other	-261	-80	144	-267	-127	-315	141

Closing balance	8,813	9,232	11,045	10,466	10,922	10,603	11,060

Of which restructuring	732	807	950	1,200	1,659	1,594	1,202

	2021			2020
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	10,466	10,466	10,466	10,923	10,923	10,923	10,923
Additions	2,685	2,369	1,753	5,247	4,002	2,909	793
Utilization/Cash out	-3,566	-3,158	-979	-3,975	-3,214	-2,739	-673
Of which restructuring	-592	-497	-336	-815	-483	-323	-186
Reversal of excess amounts	-575	-509	-339	-1,161	-488	-316	-124
Reclassification, translation difference and other	-197	64	144	-568	-301	-174	141

Closing balance	8,813	9,232	11,045	10,466	10,922	10,603	11,060

Of which restructuring	732	807	950	1,200	1,659	1,594	1,202

32 Ericsson | Third quarter report 2021	Accounting policies and Explanatory notes

Note 5 – Financial risk management

There have been no changes to the classification of financial instruments or fair value hierarchy categorization from that presented in the latest Annual Report. Where Level 2 and Level 3 fair value hierarchies apply, the inputs and valuation methods used remained unchanged. The book values and fair values of financial instruments are as follows:

Financial instruments

SEK billion	Sep 30 2021				Dec 31 2020
	Fair value hierarchy level				Fair value hierarchy level
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level l	Level 2	Level 3
Assets at fair value through profit or loss
Customer finance1)	4.0	—	—	4.0	3.1	—	—	3.1
Interest-bearing securities	41.4	41.4	—	—	28.1	28.1	—	—
Cash equivalents²)	26.1	—	26.1	—	23.6	—	23.6	—
Other financial assets	2.1	0.5	—	1.6	1.5	—	—	1.5
Other current assets	0.6	—	0.6	—	1.5	—	1.5	—
Assets at fair value through OCI
Trade receivables	39.1	—	—	39.1	42.1	—	—	42.1
Assets at amortized costs
Interest-bearing securities	0.3	—	—	—	0.4	—	—	—
Cash equivalents ²)	2.6	—	—	—	3.6	—	—	—
Other financial assets	0.5	—	—	—	0.5	—	—	—

Total financial assets	116.7				104.4

Financial liabilities at designated FVTPL
Parent company borrowings	-31.1	-14.3	-16.8	—	-27.2	-18.9	-8.3	—
Financial liabilities at FVTPL
Other current liabilities	-0.6	—	-0.6	—	-0.2	—	-0.2	—
Liabilities at amortized cost
Trade payables	-31.9	—	—	—	-32.0	—	—	—
Borrowings	-1.3	—	—	—	-2.9	—	—	—

Total financial liabilities	-64.9				-62.3

1)	Year to date movements of customer finance receivables are as follows: additions of SEK 18.1 billion, disposals and repayments of SEK 17.7 billion and revaluation gain of SEK 0.5 billion.
2)	Total Cash and cash equivalent is SEK 46.5 (43.6) billion, of which SEK 28.7 (27.2) billion relating to Cash equivalents are presented in the table above.

Exchange rates used in the consolidation

	Jan-Sep		Jan-Dec
	2021	2020	2020
SEK/EUR -closing rate	10.18	10.55	10.06
SEK/USD -closing rate	8.80	9.00	8.19

33 Ericsson | Third quarter report 2021	Accounting policies and Explanatory notes

Note 6 – Cash flow

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2021			2020
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	1,040	1,007	915	1,090	963	1,327	1,113
Capitalized development expenses	190	266	204	177	167	211	262
IPR, brands and other intangible assets	3	1	4	124	—	97	1

Total	1,233	1,274	1,123	1,391	1,130	1,635	1,376

Depreciation, amortization and impairment losses
Property, plant and equipment	954	910	874	1,186	916	1,003	1,009
Capitalized development expenses	394	329	224	230	230	272	174
Goodwill, IPR, brands and other intangible assets	464	294	283	276	365	258	321
Right-of-use assets	572	564	554	601	594	623	616

Total	2,384	2,097	1,935	2,293	2,105	2,156	2,120

	2021			2020
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	2,962	1,922	915	4,493	3,403	2,440	1,113
Capitalized development expenses	660	470	204	817	640	473	262
IPR, brands and other intangible assets	8	5	4	222	98	98	1

Total	3,630	2,397	1,123	5,532	4,141	3,011	1,376

Depreciation, amortization and impairment losses
Property, plant and equipment	2,738	1,784	874	4,114	2,928	2,012	1,009
Capitalized development expenses	947	553	224	906	676	446	174
Goodwill, IPR, brands and other intangible assets	1,041	577	283	1,220	944	579	321
Right-of-use assets	1,690	1,118	554	2,434	1,833	1,239	616

Total	6,416	4,032	1,935	8,674	6,381	4,276	2,120

Note 7 – Contingent liabilities and Assets pledged as collateral

Contingent liabilities and Assets pledged as collateral

SEK million	Sep 30 2021	Dec 31 2020
Contingent liabilities	1,297	1,198
Assets pledged as collateral	6,893	6,808

34 Ericsson | Third quarter report 2021	Accounting policies and Explanatory notes

Note 8 – Share information

Number of shares and earnings per share

	Q3		Jan-Sep
	2021	2020	2021	2020
Number of shares, end of period (million)	3,334	3,334	3,334	3,334
Of which class A-shares (million)	262	262	262	262
Of which class B-shares (million)	3,072	3,072	3,072	3,072
Number of treasury shares, end of period (million)	4	6	4	6
Number of shares outstanding, basic, end of period (million)	3,330	3,328	3,330	3,328
Numbers of shares outstanding, diluted, end of period (million)	3,333	3,331	3,333	3,331
Average number of treasury shares (million)	4	8	5	12
Average number of shares outstanding, basic (million)	3,330	3,326	3,329	3,322
Average number of shares outstanding, diluted (million) ¹)	3,333	3,329	3,332	3,325
Earnings per share, basic (SEK) ²)	1.73	1.61	3.79	3.00
Earnings per share, diluted (SEK) ¹)	1.73	1.61	3.79	3.00

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Based on net income attributable to owners of the Parent Company.

Note 9 – Employee information

Number of employees

	2021			2020
End of period	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
South East Asia, Oceania and India	26,363	26,325	26,123	25,869	25,633	25,265	24,942
North East Asia	14,111	14,043	14,033	13,944	13,955	13,965	13,786
North America	10,371	10,256	10,161	10,175	9,537	9,785	9,718
Europe and Latin America ¹)	46,903	46,616	46,482	46,580	46,495	46,521	46,402
Middle East and Africa	4,455	4,384	4,314	4,256	4,206	4,264	4,247

Total	102,203	101,624	101,113	100,824	99,826	99,800	99,095

¹) Of which in Sweden	13,908	13,626	13,379	13,173	13,046	12,884	12,746

Note 10 – Business combinations

Acquisition Cradle point–Final PPA

SEK billion	2020
Total consideration incl. cash	9.5
Net assets acquired
Cash and cash equivalents	0.3
Inventory	0.6
Other assets	1.0
Intangible assets	3.2
Other liabilities ¹)	-3.1

Total identifiable net assets	2.0

Goodwill	7.5

Total	9.5

1)	Includes deferred tax liabilities of SEK -1.0 billion.

On November 1, 2020, the Company acquired all of the shares in Cradlepoint Inc, a US-based market leader in Wireless Edge WAN 4G and 5G Enterprise solutions. The investment is key to Ericsson’s ongoing strategy of capturing market share in the rapidly expanding 5G Enterprise space. Cradlepoint complements Ericsson’s existing 5G Enterprise portfolio which includes Dedicated Networks and a global IoT platform. Goodwill in this transaction represents future customers, future technology and synergies to the sales channels and commercial model applied by Cradlepoint and is not expected to be deductible for tax purposes. In Q2 2021 the final fair values at the acquisition date of the assets acquired and liabilities assumed was finalized, see table above. The main change between the provisional and final fair values in the balance sheet is an increase in goodwill of SEK 0.5 billion with a corresponding increase of deferred revenues. This resulted in a positive impact in the income statement of SEK 0.1 billion in Q2 2021.

35 Ericsson | Third quarter report 2021	Accounting policies and Explanatory notes

Alternative performance measures (unaudited)

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APM’s should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.

As from 2021 Operating income has been renamed as EBIT and Operating margin as EBIT margin. The definitions of EBIT and EBIT margin remain unchanged. The APMs have been updated with the new names.

As from 2021 EBITA excluding restructuring charges has been added. The main reason for the update is that Ericsson’s long-term target is expressed as EBITA excluding restructuring charges as a percentage of net sales.

The APM Sales growth adjusted for comparable units and currency has been added with the split by market area. Previously the information was provided by segment, but as from 2021 the information is also provided by market area.

This section also includes a reconciliation of the APMs to the most directly reconcilable line items in the financial statements. For more information about non-IFRS key operating measures, see Ericsson Annual Report 2020.

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named organic growth.

	2021			2020
Isolated quarters, year over year change	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Reported net sales	56,263	54,941	49,778	69,590	57,472	55,578	49,750
Acquired business	-402	-450	-225	-206	-415	-422	-319
Net FX impact	1,196	5,455	5,341	5,472	4,304	-326	-1,654
Comparable net sales, excluding FX impact	57,057	59,946	54,894	74,856	61,361	54,830	47,777
Comparable quarter net sales adj. for acq/div business¹)	57,472	55,578	49,750	66,373	57,150	54,810	48,798
Sales growth adjusted for comparable units and currency (%)	-1%	8%	10%	13%	7%	0%	-2%

	2021			2020
Year to date, year over year change	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	160,982	104,719	49,778	232,390	162,800	105,328	49,750
Acquired business	-1,077	-675	-225	-1,362	-1,156	-741	-319
Net FX impact	11,992	10,796	5,341	7,796	2,324	-1,980	-1,654
Comparable net sales, excluding FX impact	171,897	114,840	54,894	238,824	163,968	102,607	47,777
Comparable quarter net sales adj. for acq/div business¹)	162,800	105,328	49,750	227,132	160,758	103,608	48,798
Sales growth adjusted for comparable units and currency (% )	6%	9%	10%	5%	2%	-1%	-2%

1)	Adjusted for acquisition of Cradlepoint in November 2020.

36 Ericsson | Third quarter report 2021	Alternative performance measures

Items excluding restructuring charges

Gross income, operating expenses, and EBIT are presented excluding restructuring charges and, for certain measures, as a percentage of net sales. Operating income has been renamed to EBIT and Operating margin to EBIT margin. The definition on EBIT and EBIT margin remain unchanged.

	2021			2020
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross income	24,776	23,857	21,295	28,257	24,762	20,917	19,788
Net sales	56,263	54,941	49,778	69,590	57,472	55,578	49,750
Gross margin (% )	44.0%	43.4%	42.8%	40.6%	43.1%	37.6%	39.8%
Gross income	24,776	23,857	21,295	28,257	24,762	20,917	19,788
Restructuring charges included in cost of sales	6	6	62	5	73	312	335
Gross income excluding restructuring charges	24,782	23,863	21,357	28,262	24,835	21,229	20,123
Net sales	56,263	54,941	49,778	69,590	57,472	55,578	49,750
Gross margin excluding restructuring charges (% )	44.0%	43.4%	42.9%	40.6%	43.2%	38.2%	40.4%
Operating expenses	-16,359	-17,352	-15,976	-17,571	-16,121	-17,045	-15,543
Restructuring charges included in R&D expenses	-2	-1	—	-21	244	227	-39
Restructuring charges included in selling and administrative expenses	1	-1	15	8	13	144	5
Operating expenses excluding restructuring charges	-16,360	-17,354	-15,961	-17,584	-15,864	-16,674	-15,577
EBIT	8,835	5,823	5,261	11,008	8,643	3,851	4,306
Net sales	56,263	54,941	49,778	69,590	57,472	55,578	49,750
EBIT margin (% )	15.7%	10.6%	10.6%	15.8%	15.0%	6.9%	8.7%
EBIT	8,835	5,823	5,261	11,008	8,643	3,851	4,306
Total restructuring charges	5	4	77	-8	330	683	301
EBIT excluding restructuring charges	8,840	5,827	5,338	11,000	8,973	4,534	4,607
Net sales	56,263	54,941	49,778	69,590	57,472	55,578	49,750
EBIT margin excluding restructuring charges (% )	15.7%	10.6%	10.7%	15.8%	15.6%	8.2%	9.3%

	2021			2020
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	69,928	45,152	21,295	93,724	65,467	40,705	19,788
Net sales	160,982	104,719	49,778	232,390	162,800	105,328	49,750
Gross margin (% )	43.4%	43.1%	42.8%	40.3%	40.2%	38.6%	39.8%
Gross income	69,928	45,152	21,295	93,724	65,467	40,705	19,788
Restructuring charges included in cost of sales	74	68	62	725	720	647	335
Gross income excluding restructuring charges	70,002	45,220	21,357	94,449	66,187	41,352	20,123
Net sales	160,982	104,719	49,778	232,390	162,800	105,328	49,750
Gross margin excluding restructuring charges (% )	43.5%	43.2%	42.9%	40.6%	40.7%	39.3%	40.4%
Operating expenses	-49,687	-33,328	-15,976	-66,280	-48,709	-32,588	-15,543
Restructuring charges included in R&D expenses	-3	-1	—	411	432	188	-39
Restructuring charges included in selling and administrative expenses	15	14	15	170	162	149	5
Operating expenses excluding restructuring charges	-49,675	-33,315	-15,961	-65,699	-48,115	-32,251	-15,577
EBIT	19,919	11,084	5,261	27,808	16,800	8,157	4,306
Net sales	160,982	104,719	49,778	232,390	162,800	105,328	49,750
EBIT margin (% )	12.4%	10.6%	10.6%	12.0%	10.3%	7.7%	8.7%
EBIT	19,919	11,084	5,261	27,808	16,800	8,157	4,306
Total restructuring charges	86	81	77	1,306	1,314	984	301
EBIT excluding restructuring charges	20,005	11,165	5,338	29,114	18,114	9,141	4,607
Net sales	160,982	104,719	49,778	232,390	162,800	105,328	49,750
EBIT margin excluding restructuring charges (% )	12.4%	10.7%	10.7%	12.5%	11.1%	8.7%	9.3%

37 Ericsson | Third quarter report 2021	Alternative performance measures

EBITA and EBITA margin / EBITA and EBITA margin excluding restructuring charges

Earnings before interest, taxes, amortizations, write-downs of acquired intangibles and excluding restructuring charges also expressed as a percentage of net sales.

EBITA and EBITA margin excluding restructuring charges has been added to the APM.

	2021			2020
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income	5,766	3,900	3,168	7,192	5,566	2,585	2,280
Taxes	2,471	1,469	1,560	3,721	3,186	1,558	1,124
Financial income and expenses, net	598	454	533	95	-109	-292	902
Amortizations and write-downs of acquired intangibles	464	294	283	276	365	258	321
EBITA	9,299	6,117	5,544	11,284	9,008	4,109	4,627
Net sales	56,263	54,941	49,778	69,590	57,472	55,578	49,750
EBITA margin (% )	16.5%	11.1%	11.1%	16.2%	15.7%	7.4%	9.3%
Restructuring charges	5	4	77	-8	330	683	301
EBITA excluding restructuring charges	9,304	6,121	5,621	11,276	9,338	4,792	4,928
EBITA margin excluding restructuring charges (% )	16.5%	11.1%	11.3%	16.2%	16.2%	8.6%	9.9%

		2021			2020
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income	12,834	7,068	3,168	17,623	10,431	4,865	2,280
Taxes	5,500	3,029	1,560	9,589	5,868	2,682	1,124
Financial income and expenses, net	1,585	987	533	596	501	610	902
Amortizations and write-downs of acquired intangibles	1,041	577	283	1,220	944	579	321
EBITA	20,960	11,661	5,544	29,028	17,744	8,736	4,627
Net sales	160,982	104,719	49,778	232,390	162,800	105,328	49,750
EBITA margin (% )	13.0%	11.1%	11.1%	12.5%	10.9%	8.3%	9.3%
Restructuring charges	86	81	77	1,306	1,314	984	301
EBITA excluding restructuring charges	21,046	11,742	5,621	30,334	19,058	9,720	4,928
EBITA margin excluding restructuring charges (% )	13.1%	11.2%	11.3%	13.1%	11.7%	9.2%	9.9%

Rolling four quarters of net sales and EBIT margin excluding restructuring charges (%)

Net sales, EBIT margin and restructuring charges as a sum of last four quarters.

	2021			2020
Rolling four quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	230,572	231,781	232,418	232,390	229,173	228,828	228,060
EBIT	30,927	30,735	28,763	27,808	22,925	10,086	9,974
Restructuring charges	78	403	1,082	1,306	1,641	1,458	893
EBIT excl. restr. charges	31,005	31,138	29,845	29,114	24,566	11,544	10,867
EBIT margin excl. restr. charges (% )	13.4%	13.4%	12.8%	12.5%	10.7%	5.0%	4.8%

38 Ericsson | Third quarter report 2021	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2021			2020
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	46,476	43,273	40,543	43,612	48,774	45,655	48,347
+ Interest-bearing securities, current	15,016	12,855	4,599	6,820	5,552	5,739	7,834
+ Interest-bearing securities, non-current	26,668	20,998	23,477	21,613	23,898	24,025	23,335
Gross cash, end of period	88,160	77,126	68,619	72,045	78,224	75,419	79,516
-Borrowings, current	10,155	11,737	2,353	7,942	14,587	15,290	17,759
-Borrowings, non-current	22,282	21,673	23,299	22,218	22,132	22,581	23,381
Net cash, end of period	55,723	43,716	42,967	41,885	41,505	37,548	38,376

Capital employed

Total assets less non-interest-bearing provisions and liabilities.

	2021			2020
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total assets	290,527	281,045	270,319	271,530	277,187	276,778	292,307
Non-interest-bearing provisions and liabilities
Provisions, non-current	2,471	1,922	2,337	2,886	2,378	2,240	2,703
Deferred tax liabilities	909	975	1,049	1,089	1,102	1,164	1,060
Other non-current liabilities	1,605	1,596	1,326	1,383	1,759	1,813	2,178
Provisions, current	6,342	7,310	8,708	7,580	8,544	8,363	8,357
Contract liabilities	33,869	36,621	32,054	26,440	29,393	31,532	34,265
Trade payables	31,877	29,638	29,135	31,988	30,704	32,182	29,840
Other current liabilities	41,434	37,153	40,522	38,174	37,905	34,834	40,521
Capital employed	172,020	165,830	155,188	161,990	165,402	164,650	173,383

Capital turnover

Annualized net sales divided by average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2021			2020
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	56,263	54,941	49,778	69,590	57,472	55,578	49,750
Annualized net sales	225,052	219,764	199,112	278,360	229,888	222,312	199,000
Average capital employed
Capital employed at beginning of period	165,830	155,188	161,990	165,402	164,650	173,383	165,273
Capital employed at end of period	172,020	165,830	155,188	161,990	165,402	164,650	173,383
Average capital employed	168,925	160,509	158,589	163,696	165,026	169,017	169,328
Capital turn over (times)	1.3	1.4	1.3	1.7	1.4	1.3	1.2

	2021			2020
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net sales	160,982	104,719	49,778	232,390	162,800	105,328	49,750
Annualized net sales	214,643	209,438	199,112	232,390	217,067	210,656	199,000
Average capital employed
Capital employed at beginning of period	161,990	161,990	161,990	165,273	165,273	165,273	165,273
Capital employed at end of period	172,020	165,830	155,188	161,990	165,402	164,650	173,383
Average capital employed	167,005	163,910	158,589	163,632	165,338	164,962	169,328
Capital turn over (times)	1.3	1.3	1.3	1.4	1.3	1.3	1.2

39 Ericsson | Third quarter report 2021	Alternative performance measures

Return on capital employed

The annualized total of EBIT as a percentage of average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2021			2020
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
EBIT	8,835	5,823	5,261	11,008	8,643	3,851	4,306
Annualized EBIT	35,340	23,292	21,044	44,032	34,572	15,404	17,224
Average capital employed
Capital employed at beginning of period	165,830	155,188	161,990	165,402	164,650	173,383	165,273
Capital employed at end of period	172,020	165,830	155,188	161,990	165,402	164,650	173,383
Average capital employed	168,925	160,509	158,589	163,696	165,026	169,017	169,328
Return on capital employed (%)	20.9%	14.5%	13.3%	26.9%	20.9%	9.1%	10.2%

	2021			2020
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
EBIT	19,919	11,084	5,261	27,808	16,800	8,157	4,306
Annualized EBIT	26,559	22,168	21,044	27,808	22,400	16,314	17,224
Average capital employed
Capital employed at beginning of period	161,990	161,990	161,990	165,273	165,273	165,273	165,273
Capital employed at end of period	172,020	165,830	155,188	161,990	165,402	164,650	173,383
Average capital employed	167,005	163,910	158,589	163,632	165,338	164,962	169,328
Return on capital employed (%)	15.9%	13.5%	13.3%	17.0%	13.5%	9.9%	10.2%

Equity ratio

Equity expressed as a percentage of total assets.

	2021			2020
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total equity	95,628	91,695	88,124	85,177	82,485	78,472	79,113
Total assets	290,527	281,045	270,319	271,530	277,187	276,778	292,307
Equity ratio (% )	32.9%	32.6%	32.6%	31.4%	29.8%	28.4%	27.1%

Return on equity

Annualized net income attributable to owners of the Parent Company as a percentage of average stockholders’ equity.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2021			2020
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income attributable to owners of the Parent Company	5,752	3,679	3,187	7,522	5,353	2,452	2,156
Annualized	23,008	14,716	12,748	30,088	21,412	9,808	8,624
Average stockholder’s equity
Stockholder’s equity, beginning of period	93,331	89,782	86,674	82,830	79,005	79,841	82,559
Stockholder’s equity, end of period	97,323	93,331	89,782	86,674	82,830	79,005	79,841
Average stockholder’s equity	95,327	91,557	88,228	84,752	80,918	79,423	81,200
Return on equity (%)	24.1%	16.1%	14.4%	35.5%	26.5%	12.3%	10.6%

	2021			2020
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income attributable to owners of the Parent Company	12,618	6,866	3,187	17,483	9,961	4,608	2,156
Annualized	16,824	13,732	12,748	17,483	13,281	9,216	8,624
Average stockholders’ equity
Stockholders’ equity, beginning of period	86,674	86,674	86,674	82,559	82,559	82,559	82,559
Stockholders’ equity, end of period	97,323	93,331	89,782	86,674	82,830	79,005	79,841
Average stockholders’ equity	91,999	90,003	88,228	84,617	82,695	80,782	81,200
Return on equity (%)	18.3%	15.3%	14.4%	20.7%	16.1%	11.4%	10.6%

40 Ericsson | Third quarter report 2021	Alternative performance measures

Adjusted earnings per share

Adjusted earnings per share, diluted, excluding amortizations and write-downs of acquired intangible assets and excluding restructuring charges.

	2021			2020
Isolated quarters, SEK	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Earnings per share, diluted	1.73	1.10	0.96	2.26	1.61	0.74	0.65
Restructuring charges	0.00	0.00	0.02	0.01	0.08	0.14	0.07
Amortizations and write-downs of acquired intangibles	0.09	0.07	0.06	0.06	0.08	0.06	0.07
Adjusted earnings per share	1.82	1.17	1.04	2.33	1.77	0.94	0.79

	2021			2020
Year to date, SEK	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Earnings per share, diluted	3.79	2.06	0.96	5.26	3.00	1.39	0.65
Restructuring charges	0.02	0.02	0.02	0.30	0.29	0.21	0.07
Amortizations and write-downs of acquired intangibles	0.22	0.13	0.06	0.27	0.21	0.13	0.07
Adjusted earnings per share	4.03	2.21	1.04	5.83	3.50	1.73	0.79

Free cash flow before M&A / Free cash flow after M&A

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments (excluding M&A) and repayment of lease liabilities.

Free cash flow after M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.

	2021			2020
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	14,724	5,940	3,205	13,903	5,279	5,449	4,302
Net capital expenditures and other investments (excl M&A)
Investments in property, plant and equipment	-1,040	-1,007	-915	-1,090	-963	-1,327	-1,113
Sales of property, plant and equipment	40	17	24	104	55	69	26
Product development	-190	-266	-204	-177	-167	-211	-262
Other investing activities	-4	—	-5	668	301	-126	-42
Repayment of lease liabilities	-580	-617	-548	-636	-567	-618	-596
Free cash flow before M&A	12,950	4,067	1,557	12,772	3,938	3,236	2,315
Acquisitions/divestments of subs and other operations, net	-55	-69	5	-9,256	-89	-45	-208
Free cash flow after M&A	12,895	3,998	1,562	3,516	3,849	3,191	2,107

	2021			2020
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	23,869	9,145	3,205	28,933	15,030	9,751	4,302
Net capital expenditures and other investments (excl M&A)
Investments in property, plant and equipment	-2,962	-1,922	-915	-4,493	-3,403	-2,440	-1,113
Sales of property, plant and equipment	81	41	24	254	150	95	26
Product development	-660	-470	-204	-817	-640	-473	-262
Other investing activities	-9	-5	-5	801	133	-168	-42
Repayment of lease liabilities	-1,745	-1,165	-548	-2,417	-1,781	-1,214	-596
Free cash flow before M&A	18,574	5,624	1,557	22,261	9,489	5,551	2,315
Acquisitions/divestments of subs and other operations, net	-119	-64	5	-9,598	-342	-253	-208
Free cash flow after M&A	18,455	5,560	1,562	12,663	9,147	5,298	2,107

41 Ericsson | Third quarter report 2021	Alternative performance measures

Sales growth by segment adjusted for comparable units and currency

	2021			2020
Isolated quarter, year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	0%	11%	15%	20%	13%	4%	0%
Digital Services	1%	0%	3%	3%	-5%	-5%	-9%
Managed Services	-7%	-2%	-8%	-12%	-9%	-12%	-5%
Emerging Business and Other¹	4%	13%	9%	-4%	2%	-6%	-8%
Total¹	-1%	8%	10%	13%	7%	0%	-2%

	2021			2020
Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	8%	13%	15%	10%	6%	2%	0%
Digital Services	1%	1%	3%	-3%	-6%	-7%	-9%
Managed Services	-5%	-5%	-8%	-10%	-9%	-9%	-5%
Emerging Business and Other¹	9%	11%	9%	-4%	-4%	-7%	-8%
Total¹	6%	9%	10%	5%	2%	-1%	-2%

1)	Adjusted for Cradlepoint acquisition in November 2020.

Sales growth by market area adjusted for comparable units and currency

	2021			2020
Isolated quarter, year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	-16%	14%	21%	13%	11%	-3%	-6%
North East Asia	-33%	1%	78%	38%	49%	19%	-1%
North America	13%	11%	10%	21%	6%	1%	5%
Europe and Latin America	9%	14%	12%	4%	-1%	-6%	-8%
Middle East and Africa	-8%	-10%	-16%	-17%	-3%	-5%	4%
Total	-1%	8%	10%	13%	7%	0%	-2%

	2021			2020
Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	4%	17%	21%	5%	1%	-4%	-6%
North East Asia	1%	27%	78%	30%	26%	12%	-1%
North America	11%	11%	10%	8%	4%	3%	5%
Europe and Latin America	12%	13%	12%	-2%	-5%	-7%	-8%
Middle East and Africa	-12%	-13%	-16%	-6%	-1%	-1%	4%
Total	6%	9%	10%	5%	2%	-1%	-2%

42 Ericsson | Third quarter report 2021	Alternative performance measures

Gross margin by segment by quarter

	2021			2020
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	47.8%	47.9%	46.1%	43.4%	46.5%	40.2%	44.4%
Digital Services	42.2%	37.9%	43.5%	40.9%	43.4%	43.6%	39.9%
Managed Services	18.7%	19.0%	19.4%	17.7%	19.9%	17.1%	16.3%
Emerging Business and Other	39.4%	37.9%	36.6%	35.3%	32.0%	12.6%	21.7%
Total	44.0%	43.4%	42.8%	40.6%	43.1%	37.6%	39.8%

	2021			2020
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	47.3%	47.0%	46.1%	43.6%	43.7%	42.2%	44.4%
Digital Services	41.2%	40.5%	43.5%	41.9%	42.4%	41.9%	39.9%
Managed Services	19.0%	19.2%	19.4%	17.8%	17.8%	16.7%	16.3%
Emerging Business and Other	38.0%	37.3%	36.6%	25.6%	22.1%	17.1%	21.7%
Total	43.4%	43.1%	42.8%	40.3%	40.2%	38.6%	39.8%

EBIT margin by segment by quarter

	2021			2020
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	23.7%	21.7%	20.0%	21.5%	22.0%	13.2%	16.6%
Digital Services	-9.5%	-19.9%	-22.0%	3.9%	-6.8%	-8.1%	-19.3%
Managed Services	7.7%	8.1%	6.4%	6.9%	8.9%	4.7%	7.1%
Emerging Business and Other	-17.7%	-81.1%	-44.4%	-28.5%	-26.7%	-60.5%	-32.7%
Total	15.7%	10.6%	10.6%	15.8%	15.0%	6.9%	8.7%

	2021			2020
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	21.9%	20.9%	20.0%	18.6%	17.4%	14.8%	16.6%
Digital Services	-16.7%	-20.9%	-22.0%	-5.9%	-11.0%	-13.3%	-19.3%
Managed Services	7.4%	7.3%	6.4%	6.9%	6.9%	5.9%	7.1%
Emerging Business and Other	-48.2%	-64.3%	-44.4%	-37.0%	-40.1%	-46.8%	-32.7%
Total	12.4%	10.6%	10.6%	12.0%	10.3%	7.7%	8.7%

43 Ericsson | Third quarter report 2021	Alternative performance measures

Restructuring charges by function

	2021			2020
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	-6	-6	-62	-5	-73	-312	-335
Research and development expenses	2	1	0	21	-244	-227	39
Selling and administrative expenses	-1	1	-15	-8	-13	-144	-5
Total	-5	-4	-77	8	-330	-683	-301

	2021			2020
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-74	-68	-62	-725	-720	-647	-335
Research and development expenses	3	1	0	-411	-432	-188	39
Selling and administrative expenses	-15	-14	-15	-170	-162	-149	-5
Total	-86	-81	-77	-1,306	-1,314	-984	-301

Restructuring charges by segment

	2021			2020
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	1	-9	24	-19	-272	-380	-75
of which cost of sales	1	-1	24	-20	-79	-110	-72
of which operating expenses	0	-8	0	1	-193	-270	-3
Digital Services	-4	-3	-8	14	-87	34	20
of which cost of sales	-6	-2	-3	-10	-8	3	-16
of which operating expenses	2	-1	-5	24	-79	31	36
Managed Services	-1	-1	-79	0	-11	-2	-245
of which cost of sales	-1	0	-79	0	-11	-2	-245
of which operating expenses	0	-1	0	0	0	0	0
Emerging Business and Other	-1	9	-14	13	40	-335	-1
of which cost of sales	0	-3	-4	25	25	-203	-2
of which operating expenses	-1	12	-10	-12	15	-132	1
Total	-5	-4	-77	8	-330	-683	-301

	2021			2020
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16	15	24	-746	-727	-455	-75
of which cost of sales	24	23	24	-281	-261	-182	-72
of which operating expenses	-8	-8	0	-465	-466	-273	-3
Digital Services	-15	-11	-8	-19	-33	54	20
of which cost of sales	-11	-5	-3	-31	-21	-13	-16
of which operating expenses	-4	-6	-5	12	-12	67	36
Managed Services	-81	-80	-79	-258	-258	-247	-245
of which cost of sales	-80	-79	-79	-258	-258	-247	-245
of which operating expenses	-1	-1	0	0	0	0	0
Emerging Business and Other	-6	-5	-14	-283	-296	-336	-1
of which cost of sales	-7	-7	-4	-155	-180	-205	-2
of which operating expenses	1	2	-10	-128	-116	-131	1
Total	-86	-81	-77	-1,306	-1,314	-984	-301

44 Ericsson | Third quarter report 2021	Alternative performance measures

Gross income and gross margin excluding restructuring charges by segment

	2021			2020
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	19,400	19,112	16,690	21,450	19,454	16,132	15,658
Digital Services	3,650	2,992	3,005	5,193	3,795	3,735	2,945
Managed Services	945	975	1,021	1,031	1,104	957	1,178
Emerging Business and Other	787	784	641	588	482	405	342
Total	24,782	23,863	21,357	28,262	24,835	21,229	20,123

	2021			2020
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	47.8%	47.9%	46.0%	43.5%	46.7%	40.5%	44.6%
Digital Services	42.3%	37.9%	43.6%	41.0%	43.5%	43.6%	40.1%
Managed Services	18.7%	19.0%	21.0%	17.7%	20.1%	17.2%	20.6%
Emerging Business and Other	39.4%	38.1%	36.8%	33.8%	30.5%	25.3%	21.9%
Total	44.0%	43.4%	42.9%	40.6%	43.2%	38.2%	40.4%

	2021			2020
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	55,202	35,802	16,690	72,694	51,244	31,790	15,658
Digital Services	9,647	5,997	3,005	15,668	10,475	6,680	2,945
Managed Services	2,941	1,996	1,021	4,270	3,239	2,135	1,178
Emerging Business and Other	2,212	1,425	641	1,817	1,229	747	342
Total	70,002	45,220	21,357	94,449	66,187	41,352	20,123

	2021			2020
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	47.3%	47.0%	46.0%	43.8%	43.9%	42.4%	44.6%
Digital Services	41.2%	40.6%	43.6%	42.0%	42.5%	42.0%	40.1%
Managed Services	19.6%	20.0%	21.0%	18.9%	19.3%	18.9%	20.6%
Emerging Business and Other	38.1%	37.5%	36.8%	28.0%	25.9%	23.6%	21.9%
Total	43.5%	43.2%	42.9%	40.6%	40.7%	39.3%	40.4%

45 Ericsson | Third quarter report 2021	Alternative performance measures

EBIT and EBIT margin excluding restructuring charges by segment

	2021			2020
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	9,623	8,653	7,217	10,623	9,437	5,635	5,902
Digital Services	-818	-1,565	-1,510	485	-504	-731	-1,437
Managed Services	387	417	392	401	502	265	653
Emerging Business and Other	-352	-1,678	-761	-509	-462	-635	-511
Total	8,840	5,827	5,338	11,000	8,973	4,534	4,607

	2021			2020
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	23.7%	21.7%	19.9%	21.5%	22.7%	14.1%	16.8%
Digital Services	-9.5%	-19.8%	-21.9%	3.8%	-5.8%	-8.5%	-19.6%
Managed Services	7.7%	8.1%	8.1%	6.9%	9.1%	4.8%	11.4%
Emerging Business and Other	-17.6%	-81.5%	-43.7%	-29.3%	-29.2%	-39.6%	-32.7%
Total	15.7%	10.6%	10.7%	15.8%	15.6%	8.2%	9.3%

	2021			2020
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	25,493	15,870	7,217	31,597	20,974	11,537	5,902
Digital Services	-3,893	-3,075	-1,510	-2,187	-2,672	-2,168	-1,437
Managed Services	1,196	809	392	1,821	1,420	918	653
Emerging Business and Other	-2,791	-2,439	-761	-2,117	-1,608	-1,146	-511
Total	20,005	11,165	5,338	29,114	18,114	9,141	4,607

	2021			2020
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	21.8%	20.8%	19.9%	19.0%	18.0%	15.4%	16.8%
Digital Services	-16.6%	-20.8%	-21.9%	-5.9%	-10.8%	-13.6%	-19.6%
Managed Services	8.0%	8.1%	8.1%	8.1%	8.5%	8.1%	11.4%
Emerging Business and Other	-48.1%	-64.2%	-43.7%	-32.6%	-33.9%	-36.2%	-32.7%
Total	12.4%	10.7%	10.7%	12.5%	11.1%	8.7%	9.3%

Rolling four quarters of net sales by segment

	2021			2020
Rolling four quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	166,107	167,174	167,126	165,978	161,060	158,662	156,654
Digital Services	36,086	36,189	36,877	37,324	37,821	38,969	39,385
Managed Services	20,840	21,297	21,751	22,600	23,812	24,673	25,423
Emerging Business and Other	7,539	7,121	6,664	6,488	6,480	6,524	6,598
Total	230,572	231,781	232,418	232,390	229,173	228,828	228,060

Rolling four quarters of EBIT margin excluding restructuring charges by segment (%)

	2021			2020
Rolling four quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	21.7%	21.5%	19.7%	19.0%	17.0%	15.9%	16.1%
Digital Services	-9.4%	-8.5%	-6.1%	-5.9%	-7.0%	-6.8%	-8.2%
Managed Services	7.7%	8.0%	7.2%	8.1%	7.4%	7.4%	6.9%
Emerging Business and Other	-43.8%	-47.9%	-35.5%	-32.6%	-30.5%	-196.5%	-195.5%
Total	13.4%	13.4%	12.8%	12.5%	10.7%	5.0%	4.8%

46 Ericsson | Third quarter report 2021	Alternative performance measures

EBITA and EBITA margin by segment by quarter

	2021			2020
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	9,643	8,679	7,274	10,636	9,347	5,321	5,957
Digital Services	-701	-1,445	-1,400	625	-461	-563	-1,283
Managed Services	396	417	314	403	492	264	409
Emerging Business and Other	-39	-1,534	-644	-380	-370	-913	-456
Total	9,299	6,117	5,544	11,284	9,008	4,109	4,627

	2021			2020
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	23.8%	21.8%	20.1%	21.5%	22.4%	13.4%	17.0%
Digital Services	-8.1%	-18.3%	-20.3%	4.9%	-5.3%	-6.6%	-17.5%
Managed Services	7.9%	8.1%	6.5%	6.9%	8.9%	4.7%	7.2%
Emerging Business and Other	-2.0%	-74.5%	-37.0%	-21.9%	-23.4%	-57.0%	-29.1%
Total	16.5%	11.1%	11.1%	16.2%	15.7%	7.4%	9.3%

	2021			2020
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	25,596	15,953	7,274	31,261	20,625	11,278	5,957
Digital Services	-3,546	-2,845	-1,400	-1,682	-2,307	-1,846	-1,283
Managed Services	1,127	731	314	1,568	1,165	673	409
Emerging Business and Other	-2,217	-2,178	-644	-2,119	-1,739	-1,369	-456
Total	20,960	11,661	5,544	29,028	17,744	8,736	4,627

	2021			2020
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	21.9%	20.9%	20.1%	18.8%	17.7%	15.0%	17.0%
Digital Services	-15.1%	-19.2%	-20.3%	-4.5%	-9.4%	-11.6%	-17.5%
Managed Services	7.5%	7.3%	6.5%	6.9%	6.9%	6.0%	7.2%
Emerging Business and Other	-38.2%	-57.3%	-37.0%	-32.7%	-36.6%	-43.2%	-29.1%
Total	13.0%	11.1%	11.1%	12.5%	10.9%	8.3%	9.3%

Other ratios

	Q3		Jan-Sep
	2021	2020	2021	2020
Days sales outstanding	—	—	79	78
Inventory turn over days	95	90	95	90
Payable days	89	88	96	86

47 Ericsson | Third quarter report 2021	Alternative performance measures